File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: February 25, 2022

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See page 1. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 9 and 33 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated February 25, 2022.



Information Statement

Inter-American Development Bank

The Inter-American Development Bank (Bank or IDB or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The terms, conditions and other details of debt securities being offered at any particular time will be set forth in a prospectus and various incorporated or supplemental documents thereto.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2021, and all amounts are expressed in United States dollars.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the IADB at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, e-mail: InvestorRelations@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

February 25, 2022

SUMMARY INFORMATION

The mission of the Inter-American Development Bank (Bank or IDB or IADB) is to improve lives in Latin America and the Caribbean by contributing to the acceleration of the process of economic and social development of the regional member countries, individually and collectively. The Bank's objective is to achieve economic and social development in a sustainable, climate-friendly way. The IADB´s current strategic priorities include three development challenges: social inclusion and inequality, productivity and innovation, and economic integration; and three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. All seventeen United Nations Sustainable Development Goals (SDGs) are directly mapped into the Bank's strategic priorities. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement) and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%).

The primary activities of the Bank are conducted through the Ordinary Capital, which was supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

COVID-19
The global outbreak of SARS-CoV-2 (also referred to as COVID-19) has disrupted economic activity on a global scale and created significant volatility in financial markets. According to the January 2022 IMF World Economic Outlook Update, Latin America and the Caribbean suffered a 7% decrease of GDP during 2020, but with a rebound of 6.8% in 2021. Based on the growth estimates and considering other factors, Management reduced the provisions for credit losses during the year, mainly on our non-sovereign-guaranteed loans portfolio. Growth for 2022 is projected to be 2.4% while considerable uncertainty to these projections remain. Continued economic recovery depends critically on the ongoing health crisis, and whether further containment measures are required, on the potential effect of global tightening of monetary policy and on the path towards financial and economic normalization chosen by the countries in the region. The initial steep fall in economic activity, mitigated by the fiscal and monetary reaction as economies in the region transition from pandemic to endemic, together with widening inequality, could prompt serious challenges going forward. We will continue to monitor the situation and reassess our credit provisioning estimates as necessary.

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to continue to support its borrowing member countries and private sector clients to help finance the response to COVID-19. We expect both Bank approvals and disbursements during 2022 to exceed $13.4 billion and $14.2 billion, respectively. The size of our financial support speaks to the unique threat that the pandemic continues to pose to the social and economic development of our borrowing member countries, but still preserves our financial strength and sustainability as mandated by our shareholders who recognize the strategic importance of maintaining IDB's triple-A rating in times of uncertainty like these.

Replacement of LIBOR and other IBOR base rates
In alignment with the ongoing global IBOR benchmark reform and following a multi-year roadmap, the Bank achieved critical milestones in 2021 with respect to borrowers' communication, operational and system readiness, and strategy for transitioning the balance sheet. The Bank is ready to execute the transition and operate under the new benchmarks in 2022.

Operating Income
Income before net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $812 million in 2021. See the "Results of Operations" discussion on page 37 for further discussion.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into: i) paid-in capital stock of $6,039 million, ii) additional paid-in capital of $5,815 million transferred from the FSO, and iii) callable capital stock of $164,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $24,178 million at the end of the year.

The IADB's Capital Adequacy Policy (CAP) includes a Capital Adequacy Policy Mandate (Mandate) and regulations. The Mandate, approved by the Board of Governors requires the IADB to maintain its Triple-A rating with all major credit rating agencies and establish capital buffers[1], to permit assumption of financial risks in times of stress, while preserving the IADB's lending capacity. The CAP establishes capital requirements for credit and market risks related to lending and treasury operations as well as capital requirements for retirement and postretirement obligations and operational risks.

As of December 31, 2021, the IADB's capital adequacy ratio is within the parameters established by its CAP.

Borrowings: The IADB issues debt securities in various currencies, maturities, formats and structures to meet investor demand and achieve diversification of funding sources. Outstanding borrowings of $114,091 million, before swaps, were denominated in 17 currencies and included $1,096 million of short-term borrowings at December 31, 2021.

Since 2017, the Bank implemented a non-risk based leverage limit as measured by the Debt-to-Equity Ratio, which complements the current risk-based capital constraint. As of December 31, 2021, the Debt-to-Equity ratio equaled 3.3 (See Table 13).

During 2021 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

Developmental Assets

Developmental assets include loans, guarantees and debt securities. At December 31, 2021, approximately 95% (2020 – 94%) of the outstanding developmental assets are sovereign-guaranteed (SG).

Loans: The IADB's principal earning asset is its loan portfolio which amounted to $108,886 million as of December 31, 2021.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of SG loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. Non sovereign-guaranteed (NSG) loans and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20% of Total Equity.

As a matter of policy, the IADB does not reschedule SG loans outside of the options allowed under the Flexible Financing Facility (FFF). IADB suspends loan disbursements and does not approve new loans to borrowers in the same country once payment arrears exceed 30 days. The loan portfolio to such country will be placed in nonaccrual status if the payment arrears exceed 180 days. Since its formation in 1959, the IADB has not written off, and has no expectation of writing off, any sovereign-guaranteed loans.

As of December 31, 2021, the total amount of Venezuela's sovereign-guaranteed operations in payment arrears amounted to $1,088 million, including interest, of which $975 million corresponds to arrearages of more than 180 days. Since 2018, the entire outstanding balance of $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest income not recognized amounted to $51 million during 2021

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[1] The capital buffer zone in the CAP equals the amount of capital required in excess of the minimum capital required to meet the Mandate.

(2020 - $59 million). The related individually assessed allowance for credit losses was $77 million as of December 31, 2021 (2020 - $53 million), due to the revision of the non-accrual length assumption of the delay in Venezuela's debt service. There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of December 31, 2021.

Guarantees: The Bank may make political risk and partial credit guarantees either with or without a sovereign counter-guarantee under the limit established for the NSG loan operations or with a member country sovereign-guarantee.

Debt Securities: The Bank may also invest in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. As of December 31, 2021 debt securities outstanding amounted $435 million (2020 - $410 million).

During 2021, the Bank purchased two developmental related debt securities with an outstanding balance $86 million (2020 – five for $271 million).

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding totaled $487 million as of December 31, 2021 (2020 - $567 million), or approximately 0.4% of the total outstanding balance of such assets (2020 – 0.5%).

Liquid assets portfolio
The IADB policy mandates that liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year. The Bank has remained compliant with the required liquidity levels.

Liquidity for this purpose is defined as cash and investments in convertible currencies, less restricted investments. At December 31, 2021, liquidity, as defined, was $39,088 million and within the policy limits. During the year, liquidity averaged $40,359 million compared to $38,237 million in 2020.

Transfers to the Inter-American Investment Corporation (IIC)
In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the IIC became effective. NSG activities are and will continue to be originated by the IIC and co-financed by the Bank and the IIC until December 31, 2022. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

As part of such reorganization, the IIC's capitalization plan includes receiving additional capital from its shareholders through approved transfers of a portion of the Ordinary Capital's income in lieu of distributing this income to the shareholders of both the IADB and IIC beginning in 2018. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval. In March 2021, the Board of Governors approved a $150 million distribution to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf.

Management intends to send a proposal to the Board of Governors for an additional $150 million distribution to the shareholders of the Bank for a concurrent contribution to the IIC on their behalf, for approval by the Governors in March 2022.

Risk Management
The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies while hedging open positions. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure

or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through a net assets duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

Outlook

Based on our current plans, the Bank expects to approve development-related financing for approximately $13.4 billion in 2022, of which $12.3 billion will be sovereign-guaranteed, and the remaining $1.1 billion is expected to finance private sector projects. In December 2020, the Bank's Board of Directors took steps to preserve lending and operational capacity should adverse scenarios materialize, including the approval of a 10bps increase in the spread applicable to the Bank's outstanding and future sovereign-guaranteed non-concessional lending operations. The increase was effective on January 1st, 2021. In December 2021, the Bank approved maintaining the sovereign-guaranteed lending spread and other loan charges unchanged. The Bank may consider a revision of its sovereign-guaranteed lending spread should short-term USD interest rates increase from current levels.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW
Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

As the world's oldest regional multilateral development bank (MDB), the IDB is the main source of multilateral financing for economic, social, and institutional development in Latin America and the Caribbean. The Bank provides loans, guarantees, and technical assistance; and conducts extensive research. The Bank maintains a strong commitment to achieving measurable results and the highest standards of integrity, transparency, and accountability.

The Bank's strong financial standing is based on its solid capital base, the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of high quality liquid investments and limit a variety of risks, including credit, market and liquidity risks. Box 1 presents selected financial data for the last five years.

The Bank's principal assets are loans to its member countries. The Bank makes sovereign-guaranteed loans, including highly concessional loans to the least developed and more vulnerable borrowing members, their agencies or political sub-divisions. In addition, subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2021, the risk capital requirement for NSG operations was $1,600 million, or 4.6%[2] of the Bank's Total Equity.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars after the impact of derivative instruments.

Financial Statement Presentation
The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that certain of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[3] swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions

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[2] For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the IIC, a separate international organization within the IDB, in the amount of $131 million are not included.
[3] In order to manage the sensitivity to changes in interest rates, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[4]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings.

COVID-19

The global outbreak of SARS-CoV-2 (also referred to as COVID-19) has disrupted economic activity on a global scale and created significant volatility in financial markets. According to the January 2022 IMF World Economic Outlook Update, Latin America and the Caribbean suffered a 7% decrease of GDP during 2020, but with a rebound of 6.8% in 2021. Based on the growth estimates and considering other factors, Management reduced the provisions for credit losses during the year, mainly on our non-sovereign-guaranteed loans portfolio. Growth for 2022 is projected to be 2.4% while considerable uncertainty to these projections remain. Continued economic recovery depends critically on the ongoing health crisis, and whether further containment measures are required, on the potential effect of global tightening of monetary policy and on the path towards financial and economic normalization chosen by the countries in the region. The initial steep fall in economic activity, mitigated by the fiscal and monetary reaction as economies in the region transition from pandemic to endemic, together with widening inequality, could prompt serious challenges going forward. We will continue to monitor the situation and reassess our credit provisioning estimates as necessary.

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to continue to support its borrowing member countries and private sector clients to help finance the response to COVID-19. We expect both Bank approvals and disbursements during 2022 to exceed $13.4 billion and $14.2 billion, respectively. The size of our financial support speaks to the unique threat that the pandemic continues to pose to the social and economic development of our borrowing member countries, but still preserves our financial strength and sustainability as mandated by our shareholders who recognize the strategic importance of maintaining IDB's triple-A rating in times of uncertainty like these.

From a development perspective, the Bank's response to COVID-19 continues to be focused on the following four priority areas: 1) the immediate public health response, supporting countries' capacity to treat COVID cases, procure and deploy COVID vaccines, and mitigate the disruption caused by the pandemic on non-COVID related health services; 2) safety nets for vulnerable populations, providing funding for countries to adopt measures to protect the income of the most affected populations; 3) protection of the productive sector and employment, supporting the sustainability of micro, small and medium-sized enterprises (MSMEs) that employ approximately 61% of the region's workforce, and 4) public policies and fiscal management for the amelioration of economic impacts.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remain within their respective financial and risk management policy thresholds.

In addition to financial support, IDB continues to leverage its global network of donors and partners to support the member countries in sourcing medical supply, share and curate knowledge around COVID-19 and response measures, as well as provide financial services to our clients in a timely manner.

Since the introduction of mandatory telework at the IDB in March 2020, due to the COVID 19 pandemic, no meaningful business disruption incidents were recorded and Board and Management Committee meetings have continued to operate without interruption and meet regularly to coordinate the work program.

The Bank's Return to the Office Framework (RTO) assists in managing the return of employees to our facilities and to respond to differing situations that may be encountered as a result of the pandemic crisis.

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(4) Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

An Update to the RTO Framework was undertaken in October 2021 in order to address the evolving nature of the situation and the developments in medical insights, public health guidance, and availability of vaccines. The RTO employs a progressive, gradual reopening approach, via Modules, to support business continuity while minimizing risks for our employees, and is driven on an office-by-office basis. There is "no one size fits all" solution and the Modules vary by country and site based on relevant inputs such as local conditions, best practices, and experience. On July 1, 2021 the Bank started the return to office for its Headquarters in Washington, D.C. under Module 1 (up to 10% capacity), and is currently in Module 2 (up to 25% capacity), with several country offices open under different modules.

Given the teleworking status, the Bank has seen an increase in cybersecurity risks and phishing attacks, which have been effectively mitigated because of past investments in security, remote access, end-point protection, and cloud technologies, as well as strengthened operational risk management plans. Management continues to invest in preventive and detective technologies as well as in employee awareness to ensure high standards for cybersecurity.

Resolution approved by the Board of Governors

During the virtual meeting hosted by Barranquilla, Colombia in March 2021, the Board of Governors reaffirmed its commitment to the IDB's critical role in promoting sustainable social and economic development and reducing poverty and inequality throughout the Latin American and Caribbean region and approved a resolution authorizing the analytic work required to inform the Board of Governors' continuing consideration of the region's challenges, IDB's role to be played in the region and optimal institutional structure. Management presented to the Board of Governors the "Vision 2025, Reinvest in the Americas" (the Vision) agenda for recovery and sustainable economic growth. The Vision outlines the priorities to advance the Institutional Strategy and to respond to the challenges that Latin America and the Caribbean face and will continue to face in the years to come, including a path to come out of the COVID-19 crisis with more sustainable growth and resilience. The endeavor to establish priorities for IDB's work is centered on advancing the region's efforts toward the Sustainable Development Goals (SDGs), as the Bank remains committed to ensuring that Latin America and the Caribbean meets them by 2030.

The resolution includes advancing climate change action and explores how best to align with the Paris Agreement and support countries in updating and implementing ambitious National Determined Contributions. Assessing the IDB's alignment will be key to avoiding activities that could hinder the transition to net-zero emissions. Aligning operations will also improve the management of climate-related financial exposure in the Bank's portfolios. In addition to the alignment effort, the Bank is committed to assessing disaster and climate risk in all of its moderate and high-risk operations by the year 2023.

Accounting Developments
For a description of new accounting developments, see the "Accounting Developments" section in Note B - "Summary of Significant Accounting Polices".

SELECTED FINANCIAL DATA

Box 1: The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2021	2020	2019	2018	2017
Operational Highlights					
Approved developmental assets	$ **14,535**	$ 14,268	$ 13,094	$ 14,298	$ 13,003
Loans and guarantees[1]	**14,186**	13,948	12,961	14,250	13,003
Debt securities	**349**	320	133	48	-
Undisbursed portion of approved developmental assets[2]	**30,018**	30,592	32,222	32,109	31,264
Gross disbursements of developmental assets	**12,512**	14,846	10,707	11,322	10,250
Net disbursements of developmental assets[3]	**5,162**	7,931	3,521	4,494	2,502
Balance Sheet Data					
Investments, after swaps[4]	$ **38,653**	$ 35,780	$ 34,102	$ 32,109	$ 33,029
Developmental assets					
Loans outstanding[5]	**108,886**	104,761	96,723	93,377	89,082
Debt securities	**435**	410	148	18	-
Allowance for credit losses	**449**	504	339	426	546
Total assets[6]	**151,752**	147,533	136,358	129,459	126,240
Borrowings outstanding, after swaps	**113,932**	106,242	97,141	92,491	89,632
Equity	**35,086**	33,677	33,871	32,929	32,247
Income Statement Data					
Operating Income[7][9]	$ **812**	$ 453	$ 962	$ 752	$ 902
Net fair value adjustments on non-trading portfolio and foreign currency transactions[8]	**402**	220	402	15	(370)
Other components of net pension benefit costs[9]	**(37)**	1	75	75	83
Board of Governors approved transfers	**(92)**	(64)	(54)	-	-
Net income	**1,085**	610	1,385	842	615
Comprehensive income (loss)	**1,563**	(66)	980	763	549
Ratios					
Total Debt[10] to equity[11] ratio	**3.3**	3.1	2.9	2.9	2.9
Total assets to equity[6][11] ratio	**4.3**	4.3	3.9	4.0	3.8
Cash and investments as a percentage of borrowings outstanding, after swaps	**34.9%**	34.8%	36.2%	35.4%	37.5%
Cost to income ratio[12]	**40.7%**	39.9%	37.0%	37.0%	36.7%
Return on equity ratio[13]	**2.4%**	1.3%	2.9%	2.3%	3.1%
Return on assets ratio[14]	**0.5%**	0.3%	0.7%	0.6%	0.8%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, NSG loan participations and exposure exchange agreements. In 2020, excludes $490 million approved under the Flexible Risk Mitigation Facility to Argentina, that was approved in 2018.
(2) Includes undisbursed balance for loans and debt securities, see Table 1.
(3) Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.
(4) Includes accrued interest.
(5) Excludes lending swaps in a net asset position of $782 million in 2021 (2020 - net liability of $561 million; 2019 - net asset of $291 million; 2018 - net asset of $455 million; 2017 - net asset of $255 million). Excludes $57 million cumulative effect adjustment recorded to defer net origination fees and costs for SG loans.
(6) Effective December 31, 2021, the presentation of derivative instruments on the Balance Sheet was changed to the standard market practice of netting derivative asset and liability positions, as well as the related cash collateral received by counterparty, including the related accrued interest. Total assets and Total assets to equity ratio for 2020 were adjusted to conform to the current presentation.
(7) See page 37 for a full discussion of Operating Income.
(8) Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.
(9) Effective January 1, 2018, the Bank adopted a new accounting standard (ASU) that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income.
(10) Borrowings (after swaps) and guarantee exposure.
(11) See page **30**, sources of funds section, for a definition of "Total Equity".
(12) Four year rolling average of Administrative expenses, excluding pension and postretirement benefit costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(13) Operating income divided by average equity.
(14) Operating income divided by average total assets.

FINANCIAL HIGHLIGHTS

Developmental Assets

Developmental assets operations: A summary of the developmental assets approved, as well as the undisbursed portion of approved developmental assets, during 2021 and 2020 appears in Table 1.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS
(Amounts expressed in millions of United States dollars)

| | 2021 | | | | 2020 | | | |
| | | Concessional | | | | Concessional | | |
	SG	SG	NSG[1]	Total	SG	SG	NSG[1]	Total
Loans								
Number	85	4	72	161	72	10	79	161
Amount	$ 12,580	$ 78	$ 1,063	$ 13,721	$ 12,251	$ 251	$ 1,446	$ 13,948
Guarantees								
Number	3	-	-	3	-	-	-	-
Amount	$ 465	$ -	$ -	$ 465	$ -	$ -	$ -	$ -
Debt securities								
Number	-	-	5	5	-	-	5	5
Amount	$ -	$ -	$ 349	$ 349	$ -	$ -	$ 320	$ 320
Total	$ 13,045	$ 78	$ 1,412	$ 14,535	$ 12,251	$ 251	$ 1,766	$ 14,268
Undisbursed balance	$ 28,358	$ 501	$ 1,159	$ 30,018	$ 28,490	$ 691	$ 1,411	$ 30,592
Related to:								
Signed loans	$ 20,113	$ 446	$ 479	$ 21,038	$ 22,656	$ 578	$ 724	$ 23,958
Signed debt securities	$ -	$ -	$ 248	$ 248	$ -	$ -	$ -	$ -

(1)   There were 13 loans for $455 million originated by IIC and co-financed by the Bank (2020 – 14 for $817 million).

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $487 million at December 31, 2021 compared to $567 million in 2020. The decrease of $80 million is due to a decrease in the allowance of the NSG developmental assets of $108 million due to better macroeconomic conditions observed during 2021, and improvements in the conditions of individually assessed loans; offset by an increase in the allowance of the SG loan portfolio of $28 million due to the revision of the nonaccrual length assumption to reflect Management's current best estimate of the delay in Venezuela's debt service.

The Bank had individually assessed NSG loans with outstanding balances of $339 million at December 31, 2021, compared to $528 million at December 31, 2020. As of December 31, 2021, the allowances for credit losses on individually assessed NSG and SG loans were $160 million and $77 million, respectively, compared to $180 million for NSG and $53 million for SG in 2020. The percentage of the NSG allowance for credit losses on individually assessed loans was 47% as of December 31, 2021 and 34% as of December 31, 2020. In February 2022, the Bank sold an individually assessed loan amounting to $149 million.

As of December 31, 2021, the total amount of Venezuela's sovereign-guaranteed operations in payment arrears amounted to $1,088 million, including interest, from which $975 million corresponds to arrearages of more than 180 days. As of the date of this document, Venezuela's arrearages of more than 180 days increased to $979 million. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest income not recognized amounted to $51 million during the year ended December 31, 2021 (2020 - $59 million), and the related individually assessed allowance for credit losses was $77 million (2020 - $53 million). There were no other SG loans over 180 days past due or in nonaccrual status as of December 31, 2021 or December 31, 2020.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule SG loans outside of the options allowed under the Flexible Financing Facility. Venezuela became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Investments operations
Approximately 92.5% of the Bank's investments are held in high quality securities rated AA- or higher. As of December 31, 2021, the trading investment portfolio totaled $38,653 million, an increase of $2,873 million compared to December 31, 2020. The increase is consistent with the Bank's liquidity policy.

In 2021, the trading investments portfolio experienced net mark-to-market losses of $13 million, compared to $23 million gains in 2020, mainly due to the mark-to-market impact of higher interest rates.

Borrowing Operations
In 2021, the Bank issued medium- and long- term debt securities for a total face amount of $24,293 million equivalent (2020—$26,713 million) that generated proceeds of $24,299 million equivalent (2020—$26,765 million) and had an average life of 6.2 years (2020—4.8 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

The Bank expects that the borrowing program will be approximately $22 billion in 2022.

Transfer to the IDB Grant Facility
Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they are considered based on actual disbursements and fund balance of the GRF. In March 2021, the Board of Governors approved income transfers from the Bank to the GRF amounting to $92 million (2020 - $64 million). Since 2011, the GRF has received income transfers totaling $1,210 million.

Management intends to send a proposal to the Board of Governors for an additional $172 million transfer to the GRF, for Governors' approval in March 2022.

Transfer of Net Assets from the Fund for Special Operations (FSO) to the Bank
Consistent with G-20's recommendations to optimize MDB balance sheets, the Bank's Board of Governors unanimously approved to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017. The transfer was recorded as additional paid-in capital of $5,812 million, partially offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Equity
Equity at December 31, 2021 was $35,086 million compared with $33,677 million at December 31, 2020. The increase of $1,409 million is mainly due to Net income of $1,085 million, a $514 million gain related to the recognition of changes in assets/liabilities under pension benefit plans, a $124 million amortization of net actuarial losses and prior service credit on pension plans; offset by $160 million losses related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, and a $150 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend.

Balance Sheet Structure

The Bank's main assets and liabilities as of December 31, 2021 are as follows:

FIGURE 1: BALANCE SHEET STRUCTURE
For the years ended December 31, 2021 and 2020
(Expressed in billions of United States dollars)



(1) Before receivable for investments securities sold and payable for investments securities purchased.
(2) After allowance for developmental assets credit losses.
(3) Other assets totaled $2.8 billion in 2021 (2020 – $3.3 billion).
(4) Other liabilities totaled $2.5 billion in 2021 (2020 – $3.3 billion).
(5) Total assets were $151.7 billion in 2021 (2020 – $147.5 billion).

Financial Results

FIGURE 2: FINANCIAL RESULTS – INCOME METRICS
For the years ended December 31, 2017 through 2021
(Expressed in millions of United States dollars)



Operating income: Operating Income for 2021 was $812 million, compared to $453 million in 2020, an increase of $359 million. The increase was mainly due to a decrease in the provision for developmental assets credit losses of $261 million, and an increase in net interest income of $169 million, partially offset by a decrease in net investment gains of $36 million, and an increase net non-interest expense $35 million.

Net interest income

FIGURE 3: FINANCIAL RESULTS – NET INTEREST INCOME
For the years ended December 31, 2017 through 2021
(Expressed in millions of United States dollars)



The Bank had net interest income of $1,595 million during 2021 compared to $1,426 million last year. This was mostly due to the 10 bps increase of the Bank's lending spread in 2021, an increase in the outstanding loans, the recognition of $57 million cumulative effect adjustment recorded to defer net origination fees and costs for SG loans, and $30 million realized gains related to the unwinding of certain swaps for equity duration management purposes; offset by a decrease in market interest rates.

The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The Bank's policy of setting its lending rate on its SG non-concessional loans as a cost pass-through plus a variable lending spread, immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR. As can be observed from the chart above, the decline in the average 3-month USD LIBOR has translated into decreases of both the Bank's interest income and borrowing expenses. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans and the income earned on equity funded assets. The lending spread is normally reviewed annually, and when this spread resets it applies to the entire SG lending portfolio, not just to the new loans approved in that year.

Secondly, changes in market interest rates will result in changes in Net Interest Income as the balance sheet has certain residual interest income sensitivity to USD LIBOR changes, since the Bank's equity is partially funding LIBOR-based SG Loans.

During 2021, the Bank started changing the way we achieve our target duration of equity to minimize the impact of changes in short term rates, LIBOR or the Secured Overnight Financing Rate (SOFR), on net interest income. The Bank continues to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, utilizing equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years, but it will be achieved with a smoother profile that will stabilize and reduce net interest income volatility.

Net investment gains: The Bank had net investment losses of $13 million as compared to $23 million gains in 2020, mainly due to the mark-to-market impact of higher interest rates.

Provision for credit losses on developmental assets: The provision for developmental assets credit losses was a credit of $79 million in 2021 compared to a provision of $182 million in 2020. The decrease was mainly in the allowance of the NSG portfolio due to better macroeconomic conditions observed during

2021, and improvements in the conditions of individually assessed loans; offset by an increase in the individually assessed allowance of the SG portfolio due to the revision of the nonaccrual length assumption to reflect Management's current best estimate of the delay in Venezuela's debt service.

Net fair value adjustments on non-trading portfolios and foreign currency transactions: The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $402 million, compared to $220 million in 2020. Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.

Exposure Exchange Agreement

The Bank synthetically reduced its loan portfolio concentration by entering into bilateral transactions under a Master Exposure Exchange Agreement (EEA) jointly signed with other MDBs. The EEA provides for the simultaneous exchange of credit risk coverage for potential nonaccrual events on exposures from borrowing countries in which the Bank is concentrated, to countries in which the Bank has no, or low, exposure. Each EEA transaction is accounted for as an exchange of two separate financial guarantees (given and received). For further information, refer to Financial Risk Management – Credit Risk – Exposure Exchange Agreement section.

Pension and Postretirement Benefit Plans (Plans)

At December 31, 2021, the Balance Sheet presents net liabilities under retirement benefit plans of $888 million, compared to $1,363 million at December 31, 2020. The increase in the funded status of the Plans of $475 million reflects an increase in the Plans' assets of $590 million to $7,975 million, partially offset by an increase the benefit obligation of $115 million to $8,863 million. At the end of 2021, the Plans' assets represented 90% of the benefit obligations, compared to 84% at the end of 2020.

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of December 31, 2021, the overall increase in the funded status of the Plans from 84% to 90%, is mainly due to increases in asset values that continued to recover from the economic impacts of COVID-19 on the financial markets. This effect was partially offset by an increase in the Plans' liabilities. Such liabilities were increased by higher inflation rates, partially offset by higher discount rates when compared to 2020. For further information, refer to Note V – Pension and Postretirement Benefit Plans of the financial statements.

IDB Activities with the Private Sector

From 2016 through December 31, 2022, NSG activities are originated by the IIC and largely co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

The Bank and the IIC entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution, and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $20 million and $67 million, respectively, for the year ended December 31, 2021 (2020 - $24 million and $75 million).

The IIC's capitalization plan includes capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB to its shareholders and immediate contribution to the IIC. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple A long term foreign currency credit rating, the CAP, the preservation of the sovereign guaranteed lending envelope consistent with IDB 9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2021, the Board of Governors approved a $150 million (2020 - $110 million) distribution to the shareholders of the Bank for a concurrent contribution to the IIC on behalf of the Bank's shareholders that has been recorded as Distributions on behalf of shareholders in the Statement of Income and Retained Earnings. Since 2018, the IIC has received dividends totaling $360 million.

Management intends to send a proposal to the Board of Governors for an additional $150 million distribution to the shareholders of the Bank for a concurrent contribution to the IIC on their behalf, for approval by the Governors in March 2022.

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective

The IDB works to improve lives in Latin America and the Caribbean. Its mission is to contribute to the acceleration of the process of economic and social development of the regional developing member countries, individually and collectively, with the overarching objectives of fostering sustainable growth and reducing poverty and inequality. To deliver on these objectives, the Bank's institutional strategy includes a set of strategic priorities which are fully aligned with the seventeen United Nations Sustainable Development Goals. The IDB Corporate Results Framework (CRF) measures progress in implementing the institutional strategy. The strategic priorities include the development challenges of social inclusion and equality, productivity and innovation, and economic integration; and cross-cutting issues of gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law.

Figure 4 presents the percentage of new SG loan approvals supporting the strategic priorities for 2021 and 2020 aligned with each strategic priority.

FIGURE 4: PROJECT APPROVALS BY STRATEGIC PRIORITY (% OF NEW APPROVALS) [1][2]
For the years ended December 31, 2021 and 2020



(1) Data is based on the number of projects approved in the year using the definitions of the Corporate Results Framework (CRF) 2020-2023, which includes loans (excluding contingent loans for natural disasters), guarantees and investment grants with an approved amount greater than $3 million.
(2) Each project may contribute to more than one strategic priority, so the percentages reported for each priority in a given year sum to greater than 100 percent.

For more information, see the Update to the Institutional Strategy and the latest Development Effectiveness Overview on the Bank's website at https://www.iadb.org/en/about-us/strategies.

The Bank's Environmental and Social Policy Framework (ESPF) entered into effect in October 2021. The ESPF sets ambitious new standards in several areas and provides the Bank's clients with cutting-edge provisions to manage environmental and social issues. It places respect for human rights at the core of environmental and social risk management and includes a dedicated, stand-alone standard on gender equality. It also has a new standard on labor and working conditions that is aligned with core international conventions. The ESPF also includes considerations of risks associated with pandemics and epidemics, and is aligned with international best practices on biodiversity protection and conservation, and includes an exclusion list of activities that the Bank is precluded to finance.

Additionally, the ESPF includes specific circumstances under which free, prior, and informed consent is required from indigenous peoples, and requires differentiated management measures for vulnerable subsections of the population, including African descendants, persons with disabilities, and people of different sexual orientations and gender identities, among others. To ensure an open, transparent, and inclusive engagement during project design and implementation, the ESPF also includes a stand-alone Standard on Stakeholder Engagement and Information Disclosure which, among other enhanced provisions, requires clients to implement project-level grievance mechanisms. The ESPF applies to all new IDB-financed investment loans, investment grants, investment guarantees, certain policy-based loans and technical cooperation initiatives. Existing projects will continue to apply the Bank's current E&S Safeguard Policies, with the two systems running in parallel for an estimated seven years. For more information on the ESPF, see https://www.iadb.org/en/mpas.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors approves each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors and are publicly available.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in Box 2.

BOX 2: LENDING OPERATIONS PRINCIPLES

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes NSG loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, the ability of the executing agencies to execute Bank financed projects, and other policy and institutional issues relevant to the loan.

(v) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vi) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

The Bank's lending operations are classified in the following sectors. A brief description of each sector is provided:

Agriculture and rural development: Support sustainable agricultural development and agrobusiness to increase participation of smallholder farms into the supply chain; research and innovation; agricultural health and food safety; technology adoption to improve productivity and environmentally sustainable farming practices; modernization of land administration and management.

Environment and natural disasters: Support mitigation of climate change with policy development, institutional capacity strengthening, financial instruments and structures; biodiversity and protected areas conservation, including sustainable management of ecosystems and coastal zones; sustainable forestry; integrated disaster risk management to identify, assess, prevent, and mitigate risks.

Education: Support programs to reduce education inequalities and improve education access at every stage; e.g., preschool and early childhood, primary, secondary and higher education; school-to-work transition; vocational and technical education; teacher education and effectiveness; use of information and communications technologies (ICTs) for e-education; literacy and numeracy programs.

Energy: Focus on promotion, production and support of projects related to energy integration and investment on new technologies for energy production, including renewable energy, rural electrification, and low-carbon technologies.

Financial markets: Support banking, capital market, insurance, and mortgage market development; regulatory frameworks and supervisory functions; technologies and institutions to promote access to financial services for the underserved and poor (including microinsurance and microcredit).

Health: Support disease prevention and treatment of diseases and sickness as well as malnutrition; strengthening the health care systems; primary health care focused on mother and child; health information systems to incorporate technologies for e-Health (telemedicine).

Industry: Support basic industry companies to expand/improve production capacities, e.g., manufacturing.

Private firms and small and medium enterprises (SME) development: Support regulatory frameworks institutions and programs to foster productivity, innovation and growth of microenterprises and SMEs; corporate compliance with legal and ethical standards and international norms (corporate social responsibility).

Reform and modernization of the state: Support public sector institutions in all branches of government (e.g., judicial, revenue administration, subnational and local, public debt management) with the objective of achieving efficient, transparent, and effective provision of public services to society; application of information technology for more efficient delivery of services (e-Government); regulatory and legal frameworks to combat corruption.

Regional integration: Support sustainable integration for regional and cross-border cooperation, such as policy reforms, optimal provision of regional public goods.

Social Investment: Support public programs focused on diversity, people's rights (Afro-descendants, indigenous peoples), workforce rights, gender equality and women's empowerment, migration issues, poverty alleviation; labor policies and intermediation systems; human resource and workforce development, including training; citizen safety aimed at reducing levels of violence and insecurity; institutional design of pension/social security systems.

Sustainable tourism: Support the comprehensive planning and development of tourism, including the integration of communities to tourism activities, product management; environmental and social management of tourism destinations; construction and operation of tourism complex.

Science and technology: Support telecommunications infrastructure; information and communications technology; research and development and innovation in government and firms; capacity building, institutional strengthening and harmonization of regulatory frameworks; support upper education in Science, Technology, Engineering and Mathematics (STEM) fields.

Transport: Support air, ground and maritime transportation infrastructure, connectivity, logistics, equipment, maintenance, and new developments; public transport systems (bus/train/cable/rail); urban transport infrastructure including pedestrian and bicycle paths; highway development giving access to transportation hubs, road safety.

Trade: Support export and investment promotion; trade facilitation, logistics and customs administration; negotiation and implementation of trade and investment agreements and trade policy development.

Urban development and housing: Support environmental sustainability and quality of life in cities (sustainable cities); preservation of architectural heritage; neighborhood upgrading and development of underserved areas; support access to finance for underserved segments of the population.

Water and sanitation: Support construction, rehabilitation of water supply to provide clean drinking water, drainage, sanitation, solid waste recycling; integrated management of water resources such as watershed management and regulation of water rights and pre-investment studies.

Table 2 presents a summary of outstanding loans by sector allocation.

TABLE 2: LOANS OUTSTANDING BY SECTOR ALLOCATION
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021		2020	
	Amount	**%**	Amount	%
Agriculture and rural development	$ 2,267	2.1	$ 2,259	2.2
Education	4,191	3.8	4,244	4.1
Energy	10,504	9.6	11,002	10.5
Environment and natural disasters	3,505	3.2	3,578	3.4
Financial markets	10,939	10.0	11,231	10.7
Health	5,332	5.0	4,875	4.7
Industry	144	0.1	193	0.2
Private firms and SMEs development	4,169	3.8	3,568	3.4
Reform and modernization of the state	19,776	18.2	19,067	18.1
Regional integration	192	0.2	164	0.2
Science and technology	1,562	1.4	1,777	1.7
Social investment	17,175	15.8	13,831	13.2
Sustainable tourism	612	0.6	587	0.6
Trade	1,637	1.5	1,669	1.6
Transport	13,881	12.7	13,958	13.3
Urban development and housing	4,638	4.3	4,886	4.6
Water and sanitation	7,529	6.9	7,726	7.4
Other[1]	833	0.8	146	0.1
Total	$ 108,886	100.0	$ 104,761	100.0

(1)   Mainly one SG project, and one project co-financed with IIC that affect multiple sectors.

Loans

The Bank's sovereign-guaranteed lending falls into one of three categories, which can be made under concessional or non-concessional terms: investment loans (including loans to intermediaries for on-lending purposes), policy-based loans, and special development lending.

As part of its private sector operations, the Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

Sovereign-Guaranteed Investment Loans: Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Sovereign-Guaranteed Policy-Based Loans: Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Sovereign-Guaranteed Concessional lending: Concessional lending provides highly concessional terms to the less developed member countries of the Bank.

Special Development Lending (SDL): Approved in 2017, the SDL aims to help address the effects of a macroeconomic crisis on a country's economic and social progress and would primarily: (i) support efforts to maintain or strengthen the reform process in the social, institutional and economic areas and avoid reversals of policy reforms; (ii) protect funding for social programs that benefit the poor; (iii) support new efforts to mitigate the effects of the crisis on the poor and vulnerable; (iv) protect expenditures in infrastructure; and (v) facilitate access of small and medium enterprises to credit.

Non-Sovereign-Guaranteed Loans: NSG loans and guarantees generally finance investments for transactions in all sectors, subject to an exclusion list. The NSG loans are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee.

The Non-sovereign-guaranteed Risk Framework (Framework) limits NSG loans and guarantees to 20% of the Bank's Total Equity, and subjects the portfolio to exposure limits and supplemental guidelines, including limits by project, obligor, sector and country, and project origination considerations. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As of December 31, 2021, the risk capital requirements of NSG operations were $1,600 million, or 4.6% of Total Equity.

Figure 5 presents a breakdown of approvals by loan type during the last five years.

FIGURE 5: LOAN APPROVALS BY TYPE
For the years ended December 31, 2017 through 2021
(Expressed in billions of United States dollars)



A summary of loan approvals by country during 2021 and 2020 is included in Table 3.

TABLE 3: LOAN APPROVAL BY COUNTRY
For the years ended December 31, 2021 and 2020
(Expressed in millions of United States dollars)

COUNTRY	2021				2020			
	SG	Concessional SG	NSG	Total	SG	Concessional SG	NSG	Total
Argentina	$ 1,568	$ -	$ -	$ 1,568	$ -	$ -	$ -	$ -
Bahamas	180	-	-	180	355	-	-	355
Barbados	100	-	-	100	230	-	-	230
Belize	26	-	-	26	12	-	10	22
Bolivia	500	-	-	500	580	-	5	585
Brazil	1,111	-	429	1,540	2,406	-	591	2,997
Chile	1,100	-	30	1,130	300	-	124	424
Colombia	1,203	-	77	1,280	1,352	-	40	1,392
Costa Rica	500	-	-	500	725	-	2	727
Dominican Republic	575	-	-	575	500	-	-	500
Ecuador	1,045	-	73	1,118	729	-	268	997
El Salvador	144	-	23	167	870	-	33	903
Guatemala	45	-	72	117	160	-	135	295
Guyana	-	-	-	-	60	26	-	86
Honduras	146	78	25	249	94	174	7	275
Jamaica	75	-	45	120	100	-	65	165
Mexico	1,510	-	65	1,575	1,020	-	30	1,050
Nicaragua	-	-	-	-	27	51	-	78
Panama	521	-	26	547	830	-	30	860
Paraguay	293	-	-	293	685	-	36	721
Peru	1,419	-	110	1,529	400	-	70	470
Suriname	30	-	-	30	55	-	-	55
Trinidad and Tobago	-	-	-	-	150	-	-	150
Uruguay	339	-	-	339	561	-	-	561
Regional	150	-	88	238	50	-	-	50
Total	$ 12,580	$ 78	$ 1,063	$ 13,721	$ 12,251	$ 251	$ 1,446	$ 13,948

22

Figure 6 presents the movement in disbursed loans balances year-over-year.

FIGURE 6: LOANS OUTSTANDING ACTIVITY
For the years ended December 31, 2020 through 2021
(Expressed in millions of United States dollars)



The loan portfolio increase from last year continues to reflect the Bank's efforts to support its borrowing member countries to finance the response to COVID-19.

Table 4 presents a summary of the loans and guarantee portfolio.

TABLE 4: OUTSTANDING LOANS AND GUARANTEES
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021	2020
Sovereign Loans	$ 104,220	$ 99,562
Sovereign Guarantees	352	357
Sovereign Portfolio	104,572	99,919
Non-Sovereign Loans	4,666	5,199
Non-Sovereign Guarantees	329	431
Non-Sovereign Portfolio	4,995	5,630
Total Loans & Guarantees Outstanding	$ 109,567	$ 105,549
NSG Portfolio as a percentage of total loans and guarantees	4.6%	5.3%

Loans outstanding by country at December 31, 2021 and 2020 is set forth in Schedule I-1 to the financial statements.

Financial Terms of Loans
Currently Available Financial Terms: The Flexible Financing Facility (FFF), effective January 1, 2012 is currently the only financial product platform for approval of all sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

    (i)   manage currency, interest rate and other types of risk exposures;
    (ii)   address project changing needs by customizing loan repayment terms to manage liquidity risks;
    (iii)   manage loans under legacy financial products;
    (iv)   execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with options to assist borrowers to manage their risk exposures to commodity price volatility;
    (v)   a one-time option to defer principal payments for 2 years following an eligible natural disaster, by modifying the loan's amortization schedule to provide financial relief;

(vi)   through our local treasuries, originate, price, and approve loans denominated in Local Currency terms, and;

(vii)   manage risk exposure to catastrophes.

The FFF loans have an interest rate primarily based on LIBOR plus a funding margin, as well as the Bank's lending spread. Starting in January 2022, all loans will be primarilly based on SOFR.

Table 5 presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maximum maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum maturity of 25 years and variable rates based on market pricing.

Non-sovereign-guaranteed loans can be denominated in United States dollars or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three, six, or twelve months substantially all based on a SOFR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

TABLE 5: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility
Interest rate option		SOFR-based loan[3] or Variable Rates in local currency
Currencies offered	Approval	USD or borrowing member local currency
	Disbursement	Currency of approval or converted currency
	Repayment	Currency disbursed/converted
Cost base		SOFR ± funding margin, or currency equivalent of SOFR ± estimated funding margin, or actual funding cost
Funding margin to SOFR		Actual funding cost or estimated funding margin at the time of disbursement/conversion
Lending spread[1][2]		90 [5]
Credit commission[1][2]		50[5]
Supervision and inspection fee[1][2]		0[5]
Front-end/Standby fee[1][7]		Not applicable/Not applicable[6]
Maturity[4][7]		Up to 20 years for policy based loans and up to 25 years for investment loans
Grace Period[4][7]		Minimum of 6 months after original disbursement period
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life

(1) Loan charges expressed in basis points (bps).
(2) Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
(3) FFF SOFR-based loan balances or local currency balances can be converted to fixed-base cost rate and to any major or local currency, subject to market availability. A 0.25% fixed interest rate applies to the concessional portion of blended loans.
(4) For the concessional portion of blended loans, the maturity and grace period is 40 years.
(5) Loan charges effective January 1, 2022, consistent with the terms available for the year-ended 2020.
(6) Policy based loans with deferred drawing options have standby and front-end fees of 38 bps and 50 bps, respectively[5]
(7) The SDL has the following terms: i) maturity of 7 years, ii) 3 years of grace period, iii) lending rate of 3-month USD SOFR, plus/minus IDB funding margin, plus variable lending spread, plus fixed premium loan spread of 115 basis points, iv) Front end fee of 1% of the principal amount of the loan and v) Commitment fee of 0.75%.

Loans Converted Under LCF: For loans converted under the LCF, borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. Outstanding loan balances of converted amounts under the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for NSG operations. At December 31, 2021, the Bank had local currency loans outstanding of $4,270 million (2020 – $4,515 million), which have substantially been swapped back-to-back to United States dollars, or economically hedged with local currency debt.

Table 6 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-2 to the financial statements.

TABLE 6: LOANS OUTSTANDING BY LOAN PRODUCT[(1)]
December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)

	2021		2020	
	Amount	%	Amount	%
Currently available:				
Flexible Financing Facility-LIBOR-based	$ 36,787	33.8	$ 30,275	28.9
Flexible Financing Facility-fixed-base cost	22,270	20.5	21,878	20.9
Flexible Financing Facility-fixed-base cost local currency	696	0.6	587	0.6
Flexible Financing Facility-variable local currency	820	0.8	1,071	1.0
Non-sovereign-guaranteed-fixed	1,103	1.0	1,187	1.1
Non-sovereign-guaranteed-floating	2,432	2.2	2,734	2.6
Non-sovereign-guaranteed-local currency	843	0.8	1,006	1.0
Sovereign-guaranteed-concessional lending	4,968	4.6	4,417	4.2
Others	2,656	2.4	2,926	2.8
Discontinued:[(2)]				
SCF-LIBOR-based	14,617	13.4	15,309	14.6
SCF-fixed-base cost	19,913	18.3	21,650	20.7
LCF-fixed-base cost	782	0.7	587	0.6
LCF-variable	999	0.9	1,134	1.1
Total	$ 108,886	100.0	$ 104,761	100.0

(1) Non-sovereign-guaranteed loans to other development institutions in the amount of $287 million (2020- $272 million) are included as follows: $259 million in Flexible Financing Facility-LIBOR-based, SCF-LIBOR-based, SCF-fixed-base cost and Others; and $28 million in Sovereign-guaranteed-concessional lending.
(2) Up to December 31, 2011, the Bank offered sovereign-guaranteed loans documented under the Single Currency Facility (SCF) LIBOR, each denominated in the convertible currency chosen by the borrower. In addition, borrowers could convert to local currencies of the region under the Local Currency Facility (LCF). SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

The total undisbursed loan balance is summarized below.

TABLE 7: UNDISBURSED LOANS BALANCE BY LOAN PRODUCT
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021		2020	
	Amount	%	Amount	%
FFF-LIBOR-based	$ 27,335	92.1	$ 26,631	87.3
SCF-LIBOR-based	925	3.1	1,223	4.0
NSG-floating	822	2.8	1,316	4.3
Other	599	2.0	1,328	4.4
Total	$ 29,681	100.0	$ 30,498	100.0

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. Figure 7 displays a breakdown of loans outstanding, before swaps and after swaps, by interest rate type.

FIGURE 7: LOANS OUTSTANDING BY INTEREST RATE TYPE BEFORE AND AFTER SWAPS[(1)]
December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)



(1)   Data is rounded; detail may not add up due to rounding.

Charges on Loans with Sovereign Guarantee

Loan charges are established by the Board of Executive Directors annually, or more frequently if deemed necessary, taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Policy—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank´s NSG operations.

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

For 2021, the approved lending spread and credit commission for the Bank's non-concessional sovereign-guaranteed loans is 0.90% and 0.50%, respectively (2020 – 0.80% and 0.50%, respectively). No supervision and inspection fees have been applied for said periods.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currencies.

As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount.

The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. The TFFP authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy- based interventions.

The guarantee portfolio is summarized below.

TABLE 8: GUARANTEE PORTFOLIO OUTSTANDING
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021		2020	
Sovereign guarantees	$	352	$	357
Non-sovereign guarantees[1]		329		431
Total guarantees outstanding and subject to call	$	681	$	788

(1) Of which TFFP represented $231 million (2020 - $250 million).

Debt Securities
As of December 31, 2021 debt securities outstanding amounted $435 million (2020 - $410 million).

During 2021, the Bank purchased two developmental related debt securities issued at par with an outstanding balance of $86 million. The contractual maturities for these debt securities are 2026 and 2036.

During 2020, the Bank purchased five developmental related debt securities issued at par with an outstanding balance of $271 million. The contractual maturities for these debt securities range from 2024 to 2027.

Technical Assistance
In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. In 2021, the Bank approved technical assistance for a total of $227 million (2020 - $264 million), including $106 million (2020 - $111 million) funded by the Ordinary Capital.

LIQUIDITY MANAGEMENT

Unless otherwise stated, liquidity for this purpose is defined as cash and investments in convertible currencies, less restricted investments. The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in Box 3.

BOX 3: LIQUIDITY MANAGEMENT PRINCIPLES

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, a Strategic Asset Allocation (SAA) Framework, and investment guidelines. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The SAA and Investment Guidelines approved by Management, provide strategic guidance for investing the Bank's liquid assets and establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. All are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

The Bank substantially invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments' agencies, multilaterals, banks and corporate entities, including asset- backed and mortgage-backed securities. The Bank also uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios. In addition, the Bank carries local currency assets to support local currency operations.

Furthermore, the Bank has deployed a framework incorporating Environmental, Social, and Governance (ESG) criteria into its investment process for bank and corporate entities to complement its overall assessment of eligible issuers and counterparties.

As part of its regular review cycle, the SAA was updated in 2021 under the same overall objectives and risk appetite as the previous version, thus representing minor adjustments. The next review is scheduled for 2024.

Under the Bank's liquidity policy, the Bank's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year.

The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year. The Bank has remained compliant with the required liquidity levels.

The liquid asset portfolio calculated in accordance with our liquidity policy, as compared to the required limits, is presented below.

TABLE 9: LIQUID ASSETS PORTFOLIO
December 31, 2021
(Amounts expressed in millions of United States dollars)

	Amount	% of Maximum Allowable Liquidity Level
Maximum allowable liquidity level as per policy[1]	$ 61,200	
Average during the period	40,359	66
As of December 31, 2021	39,088	64
Required minimum liquidity as per policy[1]	34,200	56

(1) Include haircuts in accordance with the Bank's liquidity policy.

Liquid investments (trading investments portfolio) are maintained in four distinct sub-portfolios: transactional, operational, the External Managers Program, and local currency, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

The External Managers Program, which represents less than 2% of our portfolio, focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager.

The local currency assets are available to support operations occurring in or related to expenditures in local currencies.

The return of the trading investments portfolio in 2021 and 2020 is shown in Table 10. The decrease in the return of the portfolio was mainly due to lower level of interest rates.

TABLE 10: TRADING INVESTMENTS PORTFOLIO
December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)

Portfolio	2021		2020	
	Ending Balance[1]	Financial Return (%) [2][3][4]	Ending Balance[1]	Financial Return (%) [2][3][4]
Transactional	$ 5,637	0.12	$ 5,127	0.63
Operational	32,078	0.28	29,689	1.13
External Managers Program (EMP)	459	0.14	533	1.72
Local currency	254	4.28	205	3.81
Others[5]	225	(0.12)	226	0.10
Overall Portfolio	$ 38,653	0.26	$ 35,780	1.03

(1) After swaps and includes accrued interest.
(2) Combined return for all currencies in each portfolio.
(3) Geometrically-linked time-weighted returns.
(4) Includes gains and losses.
(5) Investments transferred from FSO.

Performance and Exposure of the Trading Investments Portfolio
The exposure for the entire investments portfolio, excluding swaps, amounted to $38,552 million at December 31, 2021 compared to $36,896 million at December 31, 2020. The quality of the overall portfolio continues to be high, as 80.1% of the credit exposure is rated AAA[5] and AA (2020—70.7%), 12.4% carry

---

(5) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies.

the highest short-term ratings (A1 and A1+) (2020- 23.0%), 6.8% is rated A (2020—5.7%), and 0.7% is rated below A (2020—0.6%).

Table 11 shows a breakdown of the trading investments portfolio at December 31, 2021 and 2020 by major security class and its contractual maturity, on securities held at the end of the respective year.

TABLE 11: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND DUE DATES
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021				
Security Class	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[(1)]
Obligations of the United States Government and its corporations and agencies	$ 347	$ 1,708	$ -	$ -	$ 2,055
U.S. Government-sponsored enterprises	48	123	48	21	240
Obligations of non-U.S. governments	8,147	336	-	-	8,483
Obligations of non-U.S. agencies	5,433	7,191	-	-	12,624
Obligations of non-U.S. sub-sovereigns	1,960	1,530	-	-	3,490
Obligations of supranationals	1,063	910	-	-	1,973
Bank obligations	7,056	1,919	-	-	8,975
Corporate securities	493	209	-	-	702
Mortgage-backed securities	-	-	-	2	2
Asset-backed securities	-	-	-	8	8
Currency and interest rate swaps - investments-trading	187	(86)	-	-	101
Total trading investments	$ 24,734	$ 13,840	$ 48	$ 31	$ 38,653

(1)   Includes accrued interest of $126 million for trading investments and $(102) million for currency and interest rate swaps.

	2020				
Security Class	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[(1)]
Obligations of the United States Government and its corporations and agencies	$ 367	$ 1,550	$ -	$ -	$ 1,917
U.S. Government-sponsored enterprises	79	260	97	35	471
Obligations of non-U.S. governments	6,837	780	-	-	7,617
Obligations of non-U.S. agencies	6,636	5,848	-	-	12,484
Obligations of non-U.S. sub-sovereigns	2,245	1,913	-	-	4,158
Obligations of supranationals	2,085	297	-	-	2,382
Bank obligations	6,330	841	-	-	7,171
Corporate securities	451	228	-	-	679
Mortgage-backed securities	-	-	-	6	6
Asset-backed securities	-	-	-	11	11
Currency and interest rate swaps - investments-trading	(657)	(459)	-	-	(1,116)
Total trading investments	$ 24,373	$ 11,258	$ 97	$ 52	$ 35,780

(1)   Includes accrued interest of $119 million for trading investments and $(100) million for currency and interest rate swaps.

Contractual Obligations
In the normal course of business, the Bank enters into various contractual obligations that require future cash payments, the most significant of which relate to the repayment of borrowings. Table 12 presents borrowings by remaining maturity as of December 31, 2021.

TABLE 12: CONTRACTUAL OBLIGATIONS
December 31, 2021
(Expressed in millions of United States dollars)

	One year or less	2 to 3 years	4 to 5 years	More than 5 years	Total
Borrowings[1]	$ 19,851	$ 34,800	$ 32,609	$ 25,771	$ 113,031
Pension obligations[2]	$ 90	$ -	$ -	$ -	$ 90

(1)   Amounts are before swaps and contractual interest.
(2)   Estimated contribution for 2022, determined on a year-by-year basis.

The amount of any minimum funding requirement, as applicable, for our defined benefit retirement plans could change significantly in future periods, depending on many factors, including future plan asset returns and discount rates. A decline in discount rates or a sustained significant decline in the global equity or bond markets could result in our retirement and postretirement plans being subject to higher minimum funding requirements. Actual contributions made in future years could materially differ and consequently required minimum contributions beyond 2021 cannot be reasonably estimated. In July 2019, following a review of the Long-term Funding (LTF) Policy components, the Board adopted an enhanced version of the LTF policy as part of the ongoing financial policies of the Bank. The enhanced version of the LTF policy continues to keep the Bank contribution rate at a stable level, and establishes a rules based mechanism to guide Management decision making to allocate Bank contributions when the Stabilization Reserve Funds (SR Funds) reaches its limits, as well as when the plans reach their fully funded status. Bank contributions made in excess (deficit) of the actuary's determined contribution rate are allocated (withdrawn) to (from) the SR Funds.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received and Due to IDB Grant Facility.

SOURCES OF FUNDS

Equity

Equity at December 31, 2021 was $35,086 million compared with $33,677 million at December 31, 2020. The increase of $1,409 million is mainly due to Net income of $1,085 million, a $514 million gain related to the recognition of changes in assets/liabilities under pension benefit plans, a $124 million amortization of net actuarial losses and prior service credit on pension plans; offset by $160 million losses related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, and a $150 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources without significantly affecting its lending capacity and avoiding the need of a possible call on callable capital stock.

The Bank uses a non-risk based leverage limit based on the Debt-to-Equity ratio to complement the risk-based capital constraint. The Debt-to-Equity ratio is aligned with evolving best practices in financial institutions, transparent, easy to compute, credit rating supportive, and cohesive with the Bank's financial and risk management frameworks boundaries of the Bank's Capital Adequacy Policy Mandate and the Bank's financial policy framework.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. "Total Equity" (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 13 presents the composition of the Debt-to-Equity ratio at December 31, 2021 and 2020.

TABLE 13: TOTAL DEBT-TO-EQUITY RATIO
December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)

	2021	2020
Borrowings outstanding after swaps and guarantee exposure	$ 114,613	$ 107,030
Equity		
Paid-in capital stock	11,854	11,853
Less: Receivable from members	803	798
Retained earnings:		
General reserve	21,470	20,057
Special reserve	2,565	2,565
	35,086	33,677
Minus:		
Borrowing countries' local currency cash balances	179	169
Accumulated other comprehensive income (loss)	(143)	(621)
Total Equity	$ 35,050	$ 34,129
Total Debt-to-Equity Ratio	3.3	3.1

Figure 8 presents the changes in the Debt-to-Equity ratio during the last five years.

FIGURE 8: TOTAL DEBT-TO-EQUITY RATIO
For the years ended December 31, 2017 through 2021



Capitalization
Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2021, subscribed capital stock, net of subscriptions receivable, was $170,940 million, of which $6,039 million is paid-in, $5,815 million is additional paid-in capital, and $164,901 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Additional Paid-in Capital Stock (APIC): Represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on Table 14.

TABLE 14: CALLABLE CAPITAL BY S&P COUNTRY RATINGS[6]
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

Country Rating	2021		2020
AAA	$	11,925	$ 11,925
AA+		50,027	50,027
AA		5,261	5,261
AA-		309	309
A+		8,254	13,401
A		8,390	3,242
BBB+		2,509	2,509
BBB		18,141	18,141
BBB-		793	5,940
BB+		5,147	-
BB		751	751
BB-		21,452	21,794
B+		2,798	2,457
B		753	753
B-		2,920	2,730
CCC+		18,743	18,933
D		5,569	5,569
SD		144	144
N.R[1]		1,015	1,015
Total	$	164,901	$ 164,901

(1)   Sovereigns not rated by S&P.

At December 31, 2021, the total subscription of the United States, the Bank's largest shareholder, was $54,237 million, of which $1,813 million is paid-in capital stock, $2,923 million is additional paid-in capital and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $49,501 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $45,701 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' largest subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on

(6) Represents the countries' S&P long-term sovereign foreign currency credit ratings.

a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (including the Discount Note Program, a Deposits Program for borrowing member central banks and official institutions, and repurchase/resale agreements), which is used to manage short-term cash flow needs. Discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days, and are available only to borrowing member central banks and official institutions.

The Bank's borrowing policy is summarized in Box 4.

BOX 4: BORROWING POLICY

In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowings limits policy with a non-risk based leverage limit based on the Debt-to-Equity Ratio, which will complement the current risk-based capital constraint.

The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

Table 15 presents information about the Bank's short-term borrowing operations.

Repurchase and resale agreements

As another way to manage the Bank's short-term cash needs, the Bank has entered in repurchase and/or resale agreements. In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general. All repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term in nature and minimal credit risk. All contracts are subject to a maximum maturity of 3 months. There are no open positions as of December 31, 2021 and 2020.

TABLE 15: SHORT TERM BORROWINGS
December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)

	2021		2020
Balance at year-end	$	1,096	$ 1,186
Average daily balance during the year		1,050	1,318
Maximum month-end-balance		1,201	1,880
Weighted average rate at the end of the year		0.08%	0.11%
Weighted average rate during the year		0.07%	0.40%

Medium- and long-term borrowing operations for 2021 and 2020 are summarized in Table 16.

TABLE 16: SUMMARY OF MEDIUM AND LONG-TERM BORROWING OPERATIONS
For the years ended December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)

	2021		2020
Total medium- and long- term borrowings[1]	$	24,299	$ 26,765
Average life (years)[2]		6.2	4.8
Number of transactions		84	83
Number of currencies		12	13

(1) Represents proceeds after swaps.
(2) Average life calculated considering the time to the next call date.

Unless otherwise specified, borrowings raised in any given year are used for general operations, including loan disbursements and liquidity management. In 2021, the Bank executed five strategic benchmark global bond issues denominated in United States dollars with three, five, seven and ten year maturities for a combined amount of $15,749 million.

New medium- and long-term borrowings by currency for 2021, as compared to 2020, are shown in Figure 9.

FIGURE 9: NEW BORROWINGS BY CURRENCY[(1)]
For the years ended December 31, 2021 and 2020



(1)   Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Medium- and long-term borrowings outstanding by currency as of December 31, 2021 and 2020 are shown in Table 17.

TABLE 17: OUTSTANDING BORROWINGS BY CURRENCY[1]
December 31, 2021 and 2020
(Expressed in millions of United States dollars)

Currency	2021		2020	
Australian dollars	$	7,085	$	7,377
Brazilian reais		140		136
British pounds		8,623		8,931
Canadian dollars		3,917		2,813
Colombian pesos		170		144
Costa Rican colones		2		2
Euros		133		105
Hong Kong dollars		51		103
Indian rupees		323		358
Indonesian rupiahs		1,019		1,130
Mexican pesos		662		701
New Turkish liras		130		291
New Zealand dollars		1,316		1,231
Peruvian soles		49		15
South African rands		13		16
Swedish krona		166		49
United States dollars		88,266		82,035
Total	$	112,065	$	105,437

(1)   Medium- and long-term borrowings net of unamortized discounts and debt issuance costs (before swaps and fair value adjustments).

The Bank may retire its debt earlier than the maturity date. During 2021, the Bank early retired $77 million of its borrowings (2020—$175 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2021, certain new borrowings were swapped into United States dollars at floating rates. Figures 10 and 11 illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long- term borrowing portfolio at

December 31, 2021 and 2020. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes J, K, L, M and N to the financial statements.

FIGURE 10: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2021 and 2020



(1)   Medium- and long-term borrowings only.

Figure 11: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2021 and 2020



(1) Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income

Operating income includes the net interest income on earning assets, other loan income, net investment gains, the provision for developmental assets credit losses and net non-interest expense. **Box 5** displays the most significant elements of the Bank's Operating Income and the related influences on the results. Table 18 shows the breakdown of Operating Income during the last three years.

BOX 5: OPERATING INCOME ELEMENTS AND SIGNIFICANT INFLUENCES	
Elements	Significant influences
Loan interest income	Loan volumes, lending spreads, and interest rate environment.
Borrowing expenses	Interest rate environment, including changes in LIBOR.
Net investment gains (losses)	Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio.
Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, including higher or lower pension and postretirement benefit costs and special programs.
Provision for developmental assets credit losses	Credit risk assessment of the sovereign and non-sovereign borrowers, and the related probability of default and Loss given default.

TABLE 18: OPERATING INCOME
For the years ended December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021	2020	2021 vs. 2020
Loan interest income[1]	$ 2,058	$ 2,314	$ (256)
Investment interest income [1]	118	373	(255)
Other interest income	43	4	39
	2,219	2,691	(472)
Less:			
Borrowing expenses[1]	624	1,265	(641)
Net interest income	1,595	1,426	169
Other loan income	126	126	-
Net investment gains (losses)	(13)	23	(36)
Other expenses:			
Provision (credit) for developmental assets credit losses	(79)	182	(261)
Net non-interest expense	975	940	35
Operating Income	$ 812	$ 453	$ 359

(1) Amounts on an after swap basis.

The following analysis discusses variances between 2021 and 2020.

Operating Income
Year 2021 versus 2020: The increase in Operating Income was mainly due to a decrease in the provision for developmental assets credit losses, and an increase in net interest income, which were partially offset by a decrease in net investment gains, and an increase in net non-interest expense.

Net Interest Income
Year 2021 versus 2020: The increase is mostly due to the 10 bps increase of the Bank's lending spread in 2021, an increase in the outstanding loans, the recognition of a $57 million cumulative effect adjustment

to defer net origination fees and costs for SG loans, and $30 million realized gains related to the unwinding of certain swaps for equity duration management purposes; offset by a decrease in market interest rates.

The average interest earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for 2021 and 2020 are shown in Table 19.

TABLE 19: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2021 and 2020
(Amounts expressed in millions of United States dollars)

	2021		2020	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1]	$ 105,695	1.95	$ 99,643	2.32
Liquid investments[2][3]	41,424	0.26	38,858	1.03
Total earning assets	$ 147,119	1.47	$ 138,501	1.96
Borrowings	$ 112,238	0.56	$ 103,812	1.22
Net interest margin[4][5]		1.08		1.03

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes realized / unrealized gains and losses.
(4) Represents net interest income as a percent of average earning assets, after swaps.
(5) In 2021, the Bank recognized a $57 million cumulative effect adjustment to defer net origination fees and costs for SG loans, and $30 million realized gains related to the unwinding of certain swaps for equity duration management purposes. Excluding these gains, the net interest margin would have been 1.03%.

Net Investment Gains
Year 2021 versus 2020: Net mark-to-market investment losses amounted $13 million, compared to $23 million gains for the same period in 2020, mainly due to the mark-to-market impact of higher interest rates.

Provision for Developmental Assets Credit Losses
Year 2021 versus 2020: The provision for developmental assets credit losses was a credit of $79 million in 2021, compared to a provision of $182 million in 2020. The decrease was mainly in the allowance of the NSG portfolio due to better macroeconomic conditions observed during 2021, and improvements in the conditions of individually assessed loans; offset by an increase in the individually assessed allowance of the SG portfolio due to the revision of the nonaccrual length assumption to reflect Management's current best estimate of the delay in Venezuela's debt service.

Net Non-interest Expense
The main components of net non-interest expense are presented in Table 20.

Year 2021 versus 2020: Net non-interest expense increased mainly due to an increase in the service cost component of the net pension benefit costs of $41 million.

TABLE 20: NET-NON-INTEREST EXPENSE
For the years ended December 31, 2021 and 2020
(Expressed in millions of United States dollars)

	2021	2020	2021 vs. 2020
Administrative expenses			
Staff costs	$ 587	$ 546	$ 41
Consultant fees	146	139	7
Operational travel	1	5	(4)
Other expenses	190	200	(10)
Total administrative expenses	924	890	34
Service fee revenues	(16)	(19)	3
Special programs	94	103	(9)
Other income	(27)	(34)	7
Net non-interest expense	$ 975	$ 940	$ 35

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for credit losses on developmental assets. We exclude provision for credit losses on developmental assets as we expect such charges to be infrequent given our status as an MDB and social mandate to facilitate development in certain countries. Table 21 displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

TABLE 21: CORE OPERATING INCOME
For the years ended December 31, 2021 and 2020
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	2021	2020	2021 vs. 2020
Operating Income (Reported)	$ 812	$ 453	$ 359
Less:			
Net investment gains (losses)	(13)	23	(36)
Non-recurring gains to defer loan origination fees and costs	57	-	57
Add:			
Provision (credit) for developmental assets credit losses	(79)	182	(261)
Core operating income	$ 689	$ 612	$ 77

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign-guaranteed fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2021, core operating income changes have been mostly related to the 10 bps increase of the Bank's lending spread in 2021, an increase in the outstanding loans and the recognition of realized gains of approximately $30 million related to the unwinding of certain swaps for equity duration management purposes; offset by a decrease in market interest rates, as well as an increase in the service cost associated with the Bank's pension plans, due to the decrease in discount rates experienced on December 31, 2020.

FINANCIAL RISK MANAGEMENT

As part of its development mandate, the Bank is exposed to a variety of risks including credit risk (loan portfolio or country credit and commercial credit); market risks (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); retirement plan risk; and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement and relevant policies approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. The Bank's Risk Management Office reports to the Executive Vice President, and consists of five risk management units, which are responsible for capital adequacy/asset-liability management, treasury risk, credit risk, financial controls/operational risk, and socioenvironmental risk respectively. The Asset Liability Management Committee (ALCO), the Credit Committee, and the Operational Risk Management Committee, are the forums to consider risk and financial management issues. This includes asset/liability management, capital adequacy assessments, financial products (lending, investment, funding, etc.) review and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments) analysis, liquidity management, loan management, operational risk, and socioenvironmental risk topics.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/ or interest on one or more of its loans according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank's core business. The Bank manages credit risk in its loan portfolio through: i) its overall lending and investing limitation, ii) a comprehensive CAP (designed to ensure that the Bank always holds sufficient equity given the quality and concentration of its portfolio), iii) a policy for the treatment of non-performing loans instruments, and iv) a policy for the maintenance of a credit loss allowance, among others.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2021 and 2020 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by S&P, is depicted in Figure 12.

FIGURE 12: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATING OF BORROWING MEMBER COUNTRIES [1] [2]
December 31, 2021 and 2020



(1) Data is rounded; detail may not add up due to rounding.
(2) After consideration of EEA agreements.

Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into nonaccrual, would result in risk to the financial health of the Bank. Concentration risk needs to be evaluated both on an individual borrowing country basis and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, the Bank's exposure to a common risk is significant. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio (see Figure 13).

FIGURE 13: CONCENTRATION OF SOVEREIGN-GUARANTEED LENDING EXPOSURE [(1) (2) (3)]
December 31, 2021 and 2020



(1)   Data is rounded; detail may not add up due to rounding.
(2)   After consideration of EEA agreements.
(3)   Measured on a basis of disbursed outstanding balance per borrowing country, aggregated by concentration band.

The Bank has implemented the following measures to address its concentration of credit risk:

Sovereign-Guaranteed Single Borrower Limits: Since 2015, the Board of Executive Directors approved a two-tiered exposure-based single borrower limit policy (i.e., Country Limits) for its sovereign-guaranteed credit portfolio. This policy measures the Bank's credit concentration based on its exposure at default, and limits it through a mechanism with thresholds of different nature and level named "Hard Limit" and "Soft Limit". All Borrower Member Countries (BMCs) are conditioned by both limits, with the exception of Brazil for whom the "Soft Limit" (lower limit) is not currently binding. If during a particular year the "Hard Limit" is surpassed by a BMC, the amount of new loan approvals for the respective BMC for the year subsequent reduce to an amount no greater than the debt repayment scheduled for the subsequent year. If only the "Soft Limit" is exceeded, the BMC in breach could have access to additional lending subject to a premium determined to compensate the marginal cost of capital incurred by the Bank on this additional lending and based on country risk considerations. Such risk-based price differentiation mechanism enables the Bank to accumulate additional resources to offset the impact that exposure beyond the soft limit entails on the Bank's capital position.

Exposure Exchange Agreement: In November 2015, the Board of Executive Directors authorized Management to reduce the Bank's sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events between MDBs for exposures from borrowing countries in which an MDB is concentrated, to countries in which the MDB has no, or low, exposure, though use of guarantees which offset in relative amount and credit risk at the outset of the guarantees.

The Bank has an EEA and executed bilateral EEA transactions (for $4,901 million in 2015 and $1,000 million in 2020) with certain other MDBs. In accordance with EEA, these transactions remain within 10% of the Bank's SG outstanding loan balance and, individual country exposures exchanged do not exceed the Bank's 10th largest SG exposure. Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received).

As of December 31, 2021, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

TABLE 22: EXPOSURE EXCHANGE AGREEMENT TRANSACTIONS
December 31, 2021 and 2020

		EEA Seller	
		S&P Rating	
Country	Amount	As of December 31, 2021	As of December 31, 2020
Angola	$ 85	CCC+	CCC+
Armenia	118	B+	B-
Bangladesh	251	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B	B
Georgia	97	BB	BB
India	175	BBB-	BBB-
Indonesia	535	BBB	BBB
Jordan	144	B+	B+
Macedonia	130	BB-	BB-
Montenegro	116	B	B+
Morocco	990	BB+	BBB-
Nigeria	95	B-	B-
Pakistan	647	B-	B-
Serbia	195	BB+	BB+
Tunisia	990	B-	B-
Turkey	311	B+	B+
Vietnam	203	BB	BB
Total	$ 5,901		

		EEA Buyer	
		S&P Rating	
Country	Amount	As of December 31, 2021	As of December 31, 2020
Argentina	$ 750	CCC+	CCC+
Bolivia	92	B+	B+
Brazil	1,395	BB-	BB-
Chile	66	A	A+
Colombia	497	BB+	BBB-
Costa Rica	43	B	B
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B-
El Salvador	225	B-	B-
Mexico	900	BBB	BBB
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB-	BBB-
Total	$ 5,901		

There were no nonaccrual events since the inception of the EEA portfolio on the countries covered by the EEA (as either EEA buyer or seller). The Bank continues to expect full recovery of all its sovereign-guaranteed exposures.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital (including callable capital), plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its financial policies.

Capital Adequacy Policy (CAP): The Bank's CAP consists of a CAP mandate (Mandate) and regulations that determine capital requirements for credit and market risks in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

Box 6 includes the Bank's Mandate as approved by its Board of Governors in 2014.

BOX 6: CAPITAL ADEQUACY POLICY MANDATE

"The Bank provides funding at competitive pricing for projects in Latin American and Caribbean countries with and without a sovereign guarantee. Based on the limited number of borrowing member countries and the distribution of economic activity in the Region, the Bank operates with high single-borrower concentration. In addition, the Bank stands ready to support the Region during a downturn, i.e., continuing lending during a regional crisis.

Therefore, the Bank shall establish regulations, policies, guidelines, and related initiatives, including the definition of appropriate capital buffers, to maintain its firm financial footing and ensure a long-term foreign-currency credit rating of triple-A (or equivalent) level, with all major credit rating agencies. These regulations, policies, guidelines, and related initiatives shall adhere to international best practices for financial risk management, in particular those adopted by similarly rated regional and multilateral development financial institutions. The Bank shall maintain its commitment under the 9th General Capital Increase to provide preferential support to small and vulnerable countries in Latin America and the Caribbean."

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model (IMM): The Bank's IMM establishes the rules for: i) capital accumulation consistent with the Bank's CAP; and, ii) minimum level of loan charges on sovereign-guaranteed loans, which requires that, at a minimum, the income from loan charges for sovereign-guaranteed loans, plus 90% of the loan charge income from the Bank's NSG operations, be sufficient to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis. As such, it provides a framework for decisions related to the uses of Ordinary Capital income taking into account the trade-offs associated with various parameters, such as: the level of loan charges; the annual lending capacity and disbursement programs; the annual level of administrative expenses and administrative budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion, and provides for guiding principles and clear rules to direct equity accumulation to meet its CAP Mandate.

Enhanced Lending Capacity: Consistent with the rules of the IMM and the definition of the Sustainable Lending Level (SLL), in 2017 the Board of Directors approved a series of rules to allocate a portion of its capital reserve to allow the Bank to increase the SG lending envelope above the SLL in a given year, in order to meet the lending needs of its borrowing member countries in times of stress.

When the Bank intends to lend above its SLL, it will need to determine whether enough Enhanced Lending Capacity is available to accommodate increased lending volume. To deploy the resources available in the Enhanced Lending Capacity, the Board of Directors approved a new lending category called Special Development Lending as a permanent lending category of the Bank.

Non-performing Loans: Except for NSG loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in nonaccrual status, and may cause the loan to be declared due and payable. The treatment of non-performing sovereign-guaranteed loans is summarized in Table 23.

TABLE 23: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with any borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and to other borrowers guaranteed by the same guarantor, if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of NSG loans, the Credit Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue, or earlier when Management has doubts of its future collectability.

Allowances for credit losses on developmental assets: Since its incorporation, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its sovereign-guaranteed loans, with only six borrowing countries having been placed in nonaccrual status for varying times. The maximum aggregate balance in nonaccrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Table 24 displays information related to the countries, the periods of time, and the maximum amounts of sovereign-guaranteed loans that have been placed in nonaccrual status throughout the Bank's history.

TABLE 24: HISTORICAL DATA OF COUNTRIES IN NONACCRUAL STATUS
As of December 31, 2021
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual[1]	Days	Maximum Outstanding Loan Balances[2]
Panama	29-Mar-88	18-Mar-92	1,450	518
Nicaragua	11-May-88	17-Sep-91	1,224	331
Peru	01-Feb-89	17-Sep-91	958	941
Honduras	01-Nov-89	06-Jul-90	247	619
Suriname	10-Nov-92	23-Dec-92	43	12
Suriname	01-Oct-93	01-Feb-94	123	2
Suriname	09-Nov-93	14-Feb-94	97	13
Suriname	13-Dec-00	06-Jun-01	175	29
Venezuela	14-May-18	[3]	1,327	2,011

(1) Repayment dates.
(2) Maximum outstanding loan balance as of any given year-end during the period the country was in nonaccrual.
(3) Continues in nonaccrual as of the date of this Information Statement.

The Bank maintains allowances for credit losses on developmental assets to recognize the expected credit losses over the lifetime of its developmental assets. At December 31, 2021, the Bank has SG and NSG loans individually assessed for credit losses for $2,011 million and $339 million, respectively (2020 – $2,011 million for SG loans and $528 million for NSG loans). A credit in the provision for credit losses on developmental assets of $79 million was recorded during 2021 (2020 - $182 million provision). Total allowances of $487 million were maintained at December 31, 2021 (2020 - $567 million). The NSG allowances for credit losses were 7.6% of the corresponding NSG outstanding portfolio at December 31, 2021 (2020 – 8.7%).

For the SG loans and guarantees, the Bank determines the nature and extent of its exposure to credit risk upon the initial recognition of such assets and over the assets' contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. Loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank's performing SG loans.

For NSG loans and guarantees, the Bank manages and measures credit risk using a classification system that maps on a one to one basis to that of the S&P foreign currency credit rating with a point in time term structure. It also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument.

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master netting agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled through the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank considers current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 25 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2021, the credit exposure amounted to $38,778 million, compared to $37,208 million as of December 31, 2020. Excluding collateral, the current credit exposure from swaps decreased from $2,937 million at December 31, 2020 to $1,436 million at December 31, 2021. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $1,220 million (2020—$2,675 million). The bank has excess collateral amounting to $10 million (2020—$50 million) from swap counterparties.

TABLE 25: CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

Counterparty rating	December 31, 2021						
	Investments				Net Derivative Exposure	Total Exposure on Investments and Swaps	% of Total
	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 4,276	$ 480	$ -	$ -	$ -	$ 4,756	12.3
A1	-	43	-	-	-	43	0.1
AAA	11,599	1,130	20	-	-	12,749	32.9
AA	10,632	6,798	682	3	216	18,331	47.3
A	2,104	524	-	-	10	2,638	6.8
BBB	126	-	-	2	-	128	0.3
BB	128	-	-	-	-	128	0.3
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	5	-	5	-
Total	$ 28,865	$ 8,975	$ 702	$ 10	$ 226	$ 38,778	100.0

Counterparty rating	December 31, 2020						
	Investments				Net Derivative Exposure	Total Exposure on Investments and Swaps	% of Total
	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 8,345	$ 195	$ -	$ -	$ -	$ 8,540	23.0
AAA	9,140	1,146	-	-	-	10,286	27.6
AA	9,929	5,135	679	6	290	16,039	43.1
A	1,411	695	-	-	22	2,128	5.7
BBB	53	-	-	3	-	56	0.2
BB	151	-	-	-	-	151	0.4
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	8	-	8	-
Total	$ 29,029	$ 7,171	$ 679	$ 17	$ 312	$ 37,208	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.
(2) Includes assets not currently rated.

Market Risk
The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. The

Bank utilizes derivatives to manage the duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. In 2021, ALCO approved a new model for managing equity duration, by which swaps will be used more proactively and systematically to modify the profile of the loan portfolio funded by equity to achieve a consistent rate exposure profile over time with an aim to reduce net interest income volatility. As of December 31, 2021, asset/liability management swaps with a notional amount of $8,866 million (2020—$3,180 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 95% of the existing outstanding loan portfolio as of December 31, 2021; the remaining 5% are substantially NSG loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose certain residual interest rate risk given the six-month lag inherent in the lending rate calculation. Additionally, the Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates the exposure to rate movements in its equity-funded portion of the balance sheet by managing the duration of its equity within a band of four to six years. In 2021, the Bank implemented a new model to manage duration within the policy band, from one generated primarily by fixed rate loans to one built systematically with a combination of loans and swaps. While target duration remains the same, the new profile will reduce the amount of floating rate loans funded with equity and therefore will mitigate interest income volatility. The new model will be implemented gradually. Some residual income volatility is expected to remain even after full implementation of the new model as the target profile needs to be continuously maintained.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a one-year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

The currency composition of the Bank's assets and liabilities (after swaps) at the end of 2021 and 2020 was substantially all in United States dollars.

Liquidity Risk
Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs, as well as repurchase/resale agreements with maturities not greater than three months.

Retirement Plan Risk

Retirement plan risk represents the exposure resulting from the Bank's obligation to fund any increases in the shortfall of its pension and postretirement benefits plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure by the Bank related to its Plans is their active risk, which is the volatility of the difference in performance of the Plans' assets and liabilities.

Changes in the value of the Plans' liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics, experience, and management's best estimates of future benefit changes. Changes in the Plans' assets are also driven by: (i) fluctuations in the market value of the Plans' Return Strategies assets, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities; and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

Because the investments policy allocates 60% to 65% of the Plans' assets to Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk. Under its CAP, the Bank determines specific capital requirements for the active risk in its Plans.

The Risk Appetite for the Retirement Plans, as approved by the Board of Executive Directors, is comprised of two risk metrics. These metrics address the Plans' long-term financial sustainability, and the short-term volatility of the Plans in the Bank's financial statements. As of December 31, 2021, both metrics were within their respective policy limits.

Environmental and Social Risk Management

This framework provides oversight of the Bank's environmental and social risks, and it was strengthened in 2020 with the approval by the Board of Executive Directors of the Environmental and Social Policy Framework (ESPF), which became effective in October 2021, and by the establishment of an independent Environmental and Social Risk Management Unit within the Office of Risk Management. The environmental, social, and governance risk management function is performed by two teams: the Environmental and Social Solutions Unit (in the Vice-Presidency for Sectors) and the Environmental and Social Risk Management Unit (in the Office of Risk Management). The former performs a first line risk management mandate by working closely with borrowers, project teams, and key stakeholders to identify, assess, classify, mitigate, and manage environmental and social risks and by ensuring that each project complies with our policy requirements, international good practices, and with specific national laws. The latter unit performs a second line risk management mandate by providing oversight of environmental, social, and governance risk in the Bank's financed portfolio. It conducts independent quality assurance of impact and risk classifications, of the due diligence process, and of the quality of our environmental and social solutions throughout the project life cycle, with special attention to high- and substantial-risk projects. It also monitors and reports on the Bank's portfolio exposure to environmental, social, and governance risks focusing on key and emerging risks, risk trends and dynamics, and on lessons learned. Finally, it integrates socioenvironmental considerations into the Bank's operational risk management framework and taxonomy.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people's actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives as operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place to mitigate different aspects of operational risk, including the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues to implement its integrated Operational Risk Management Framework (ORMF), which includes conducting the risk and control assessments, identifying key risk indicators, as well as providing training to the business units, in order to enhance its operational risks management.

Internal Controls over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls. Management has established an annual process to report on the effectiveness of the ICFR, while the external auditors also perform an annual audit and issue an opinion as to the effectiveness of the ICFR.

Management's report and external auditors' report on internal control over financial reporting as of December 31, 2021 are included with the financial statements.

OTHER DEVELOPMENTS

Replacement of LIBOR and other IBOR base rates

In a July 2017 announcement, the United Kingdom's Financial Conduct Authority (FCA) questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and stating it will no longer persuade or compel LIBOR panel banks to submit rate quotes after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve Board and the New York Fed convened the Alternative Reference Rates Committee (ARRC) in 2014 to facilitate the transition from U.S. Dollar LIBOR to a more robust benchmark replacement rate. In April 2018, the Federal Reserve Bank of New York started publishing the ARRC's recommended alternative, the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. This reference rate is expected to replace U.S. Dollar LIBOR. Since then, one-month and three-month SOFR future contracts have started trading, various Floating Rate Notes (FRN) linked to SOFR have been issued, various exchanges have adjusted to SOFR discounting for OTC collateral transactions and the International Swaps and Derivatives Association (ISDA) has launched its IBOR (interbank offered rates) Fallbacks Protocol and IBOR Fallbacks Supplement.

On November 30th, 2020, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation in the US issued a statement on LIBOR transition to encourage banks to stop entering into new contracts that use USD LIBOR as a reference rate by December 31, 2021, "in order to facilitate an orderly-and safe and sound-LIBOR transition".

On March 5th, 2021, the FCA announced that the publication of all euro LIBOR settings, all Swiss franc LIBOR settings, the Spot Next, 1-week, 2-month and 12-month Japanese yen LIBOR settings, the overnight, 1-week, 2-month and 12- month sterling LIBOR settings, and the 1-week and 2-month US dollar LIBOR settings will cease immediately after December 31, 2021. The publication of overnight and 12-month US dollar LIBOR settings will cease permanently after June 30, 2023. Moreover, the FCA will consider the case to use proposed powers to require continued publication on a synthetic basis of the 1- month, 3-month and 6-month US dollar LIBOR settings for a further period after the end of June 2023, but clarified that any LIBOR settings published on this synthetic basis will no longer be representative of the underlying market and economic reality the setting is intended to measure. On the same date the International Securities and Derivatives Association (ISDA) determined that the FCA announcement constitutes an index cessation event under the IBOR Fallbacks Supplement and the ISDA 2020 IBOR Fallbacks Protocol for all 35 LIBOR settings. Therefore, March 5th, 2021 is the "Spread Adjustment Fixing Date" under the Bloomberg IBOR Fallback Rate Adjustments Rulebook and so the spread (which forms part of the new ISDA IBOR fallbacks) for all 35 LIBOR settings has been fixed.

If SOFR or another rate does not achieve wide acceptance as the alternative to LIBOR, there likely will be disruption in financial markets. In the event that SOFR or another reference rate is widely accepted, risks will remain related to outstanding loans, borrowings, derivatives and other instruments using LIBOR associated with transitioning those instruments to a new reference rate and the corresponding value transfer that may occur in connection with that transition, as the new reference rate will not exactly mimic LIBOR. As a result, for example, over the life of a transaction that transitions from LIBOR to a new reference rate, the Bank's monetary obligations to its counterparties and the Bank's yield from transactions with clients may change, potentially adversely affecting the Bank. If a contract is not transitioned to a new reference rate and LIBOR ceases to exist, the impact on the Bank's obligations is likely to vary by asset class and contract. The value of investments, borrowings, or derivative instruments tied to LIBOR and the trading market for LIBOR-based securities could also be impacted upon its discontinuation or if it is limited.

In 2018, the Bank established a multi-disciplinary working group to manage the transition away from LIBOR and other IBOR base rates. In 2020, a Libor Transition Program was created to devise and implement an orderly shift from IBOR rates to the relevant new replacement rates, as well as the Libor Transition Senior Management Advisory Committee. The Bank has developed a multifaceted transition strategy that includes workstreams related to various components, including contractual, financial, Balance Sheet, communications, information technology, policy and regulation and realignment of business processes and quality assurance.

As part of this exercise, the Bank assessed sovereign-guaranteed and non-sovereign guaranteed lending operations, derivatives transactions, and funding operations, among others. In relation to derivatives, the Bank has adhered to the ISDA 2020 IBOR Fallbacks Protocol. The Bank has started trading derivatives to manage the transition away from LIBOR and in particular basis exposure to the borrowers on sovereign-guaranteed loans. To achieve this the Bank has already converted some swaps from LIBOR into SOFR ($4.1 billion) and has also traded some basis swaps (LIBOR/SOFR, $18 billion).

On the operational side, the Bank prices its sovereign-guaranteed loans on a pass-through basis, where funding costs are passed through to its borrowers. Starting in January 2022, the Bank offers SOFR as reference rate for new sovereign-guaranteed loans.

All but one of its outstanding LIBOR FRNs reset before year-end (December 31, 2021). While the FCA originally indicated that all LIBOR settings would cease to be published after December 31, 2021, that date was extended until June 30, 2023 for the most common USD LIBOR tenors (overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR). Due to this extension, the remaining Bank issuance that matures on July 15, 2022 for $1,500 million will reset before the relevant discontinuation date. Starting in January 2022, the Bank discontinued swapping bond issuances into LIBOR.

Cybersecurity

The Bank's operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. As is the case for financial institutions generally, and given the current telework environment, the Bank's cybersecurity risk and phishing attacks have increased and have been effectively mitigated because of past investments in remote access, end-point protection, security and cloud technologies as well as strengthened operational risk management plans.

To protect the security of its computer systems, software, networks and other technology assets, the Bank through its Information Resources Security Policy and supporting standards program has adopted a multi-layered approach to cybersecurity risk management to help detect malicious activities within the organization and from external sources. In managing emerging cyber threats, the Bank regularly reviews and adapts its technical and process-level controls, and raises the level of user awareness to mitigate the risks. On a periodic basis, the Bank also assesses the maturity and effectiveness of its cybersecurity defenses and strives to incorporate industry standard risk mitigation techniques, including but not limited to, targeted testing, internal and external audits and incident response tabletop exercises.

Human capital
The IDB has more than 3,200 employees, including staff and consultants. Approximately one-third of our employees are posted in Latin America and the Caribbean to foster close cooperation with clients and partners. The IDB is committed to gender equality, diversity, and inclusion in our operations and in our internal talent management practices. A significant accomplishment in 2021 was securing the Economic Dividends for Gender Equality (EDGE) Move Certification. With this achievement, the institution became the first development bank in the Americas and second worldwide to earn this second level of the prestigious distinction, which recognizes our progress in fostering a gender-equitable workplace.

The IDB has seen many improvements in employee perceptions and in the effectiveness of policies and practices, according to our most recent employee survey results. Among the highlights is our progress in having women fill mid- and senior-level roles. The IDB also tracks its actions to promote diversity and inclusion in its Corporate Results Framework to capture its efforts to attract a diverse workforce and foster an inclusive work environment. For additional information on these topics, please refer to the IDB Sustainability Report (http://dx.doi.org/10.18235/0003098) and IDB Corporate Results Framework 2020-2023 (https://crf.iadb.org/en).

The Bank approved its Gender Action Plan, which includes actions for women's economic opportunities and productivity, women's human capital development, violence against women and girls, sexual and reproductive health, gendered adaptation of public services, institutional capacity to address gender equality, women's leadership and participation, gender-specific responses to the COVID-19 pandemic and economic recovery, and masculinities and the inclusion of boys and men.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting
The financial statements are prepared in accordance with GAAP, which requires Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies
The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions
Fair Value of Financial Instruments		
The Bank uses fair value as the measurement basis for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for certain disclosures of financial instruments. The trading investment portfolio, borrowings elected under the fair value option and all derivatives are measured at fair value on a recurring basis and changes in fair value of these financial instruments are included in the Statement of Income and Retained Earnings. Details of the Bank's processes for determining fair value are set out in Note M to the Financial Statements. Also refer to Note B and Note N to the	Estimating fair value requires judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. In determining fair value, the Bank follows the GAAP fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Substantially all of the Bank's financial assets and financial liabilities carried at fair value are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, or broker/dealer	Fair value estimates of instruments using valuation models or other techniques are sensitive to assumptions used for the significant inputs. In periods of extreme market volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e., external prices and parameters) and the consistent application of this approach from period to period.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions
Financial Statements, for additional information.	prices, where available; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used, and (ii) discounted cash flow models where market yield curves of other instruments are used as proxies for the instruments' yield curves, for borrowings and related swaps.	

Allowance for developmental assets credit losses

The Bank maintains allowances for credit losses on its developmental assets, undisbursed loan commitments and financial guarantees. The allowance reflects Management's best estimate of expected credit losses in the total portfolio at the balance sheet date based on the current expected credit loss model. The model incorporates the impacts of past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The process for determining the allowance for credit losses is discussed in Note B and Note G to the Financial Statements.	The Bank's allowance on the sovereign-guaranteed (SG) portfolio includes consideration of the probability of default of sovereign borrowers, which is primarily based on external credit ratings as of the balance sheet date. Adjustments are made based on past sovereign default events to the Bank, current conditions, and macroeconomic forecasts that may affect a country's ability to service its obligations to the Bank. The Bank then applies a time loss factor based on the expected time a borrower will be in nonaccrual status before returning to performing status and repaying overdue obligations.

Key judgments used in determining the non-sovereign guaranteed (NSG) allowance for credit losses for the collectively assessed loans include borrower risk ratings and transaction specific loss estimates. Borrower risk ratings are converted to point in time term structure probability of default based on various industries, countries, and the state of the credit cycle. Facility-level specific information such as seniority, collateral, industry, guarantees, and jurisdiction are aggregated to develop loss given default estimates. Macroeconomic forecasts are incorporated in the model and can include various scenarios in a reasonable and supportable period, where each scenario represents a different state of the economy. If multiple scenarios are considered, weights are assigned that reflect management's best estimates of future economic conditions.

For the individually assessed loans, including loans in nonaccrual status, the market/collateral values and expected projected cash flows are significant inputs in determining the allowance for credit losses.

Qualitative adjustments, if warranted, are incorporated to address known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainty associated with economic and business conditions. | The Bank has a history of fully collecting on contractually due payments from delinquent SG borrowers and expects that each of its SG loans will be repaid consistent with its historical experience. Accordingly, the allowance for credit losses related to the sovereign-guaranteed portfolio is not expected to be material. The current balance outstanding from SG borrowers in nonaccrual status is the largest in the Bank's history. In the event that a sovereign borrower does not repay the Bank, or the actual nonaccrual period is significantly longer than expected, the resulting credit losses can be higher than estimated.

The process of determining the level of the allowance for credit losses for the NSG portfolio requires a high degree of judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Management believes the risk ratings and loss severities currently in use are appropriate based on information currently available. |

Pension and Other Postretirement Benefits

The funded status of the Bank's benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation at December 31, the measurement date, is recognized on the Balance Sheet. Net periodic benefit cost is recognized as part of Administrative expenses in the Statement of Income and Retained Earnings. Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise are recognized in Other comprehensive income. For further details, refer to Note B and Note V to the financial statements.

Benefit assumptions are significant inputs to the actuarial models that measure benefit obligations and related costs. The underlying actuarial assumptions are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions.

The expected long-term return on plan assets represents Management's best estimate of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Bank's benefit plans, weighted by the plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected benefit payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Citigroup Pension Liability index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation (inherently contained in the assumed discount rate to determine benefit obligation and net periodic benefit cost), the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities breakeven inflation rate, and historical averages.

Changes in the actuarial assumptions will impact future benefit costs and obligations (for example, the discount rate has an inverse relationship with benefit costs and obligations). Actuarial gains and losses occur when actual results are different from expected results.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors
All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2020, showing the voting power and the number of shares subscribed by each member, is set forth in the Schedule of Subscriptions to Capital Stock and Voting Power (see Schedule I-4 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors
The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Matias Acevedo Ferrer (Chile)	Bernardo Acosta Varea (Ecuador)	Chile and Ecuador
José Guilherme Almeida dos Reis (Brazil)	Sérgio Savino Portugal (Brazil)	Brazil and Suriname
Donald John Bobiash (Canada)	Eric Daniel Madueño (Canada)	Canada
Edna Gabriela Camacho (Costa Rica)	Diego Aycinena Abascal (Guatemala)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Santiago Cat Ruprecht (Uruguay)	Mario Alberto Guillen Suárez (Bolivia)	Bolivia, Paraguay and Uruguay
Guillermo Alberto Francos (Argentina)	Santiago Martin Chelala (Argentina)	Argentina and Haiti
Mario Alejandro Gaytán Gonzáles (Mexico)	Ernesto Alejandro Selman Mejía (Dominican Republic)	Dominican Republic and Mexico
Ranse Brian Mark Langrin (Jamaica)	* (Trinidad and Tobago)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Renaud Marc Christian Lassus (France)	Emmi Maria Oikari (Finland)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Ralf Ernst Schroeder (Germany)	Adolfo Di Carluccio (Italy)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Shigeo Shimizu (Japan)	Malcolm Geere (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Gustavo Tarre Briceño (Venezuela)	Carlos Alberto Vallarino Rangel (Panama)	Panama and Venezuela
Luis Martín Uribe Vélez (Colombia)	Silvio R. Rendón (Peru)	Colombia and Peru
* (United States of America)	* (United States of America)	United States of America

*Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and among the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the internal and external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and three Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the three Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, and the Vice President for Finance and Administration, are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Mauricio J. Claver-Carone	President
Reina Irene Mejía Chacón	Executive Vice President
Richard Martínez Alvarado	Vice President for Countries
Benigno López Benítez	Vice President for Sectors and Knowledge
Gustavo De Rosa	Vice President for Finance and Administration
Eric Parrado Herrera	General Manager and Chief Economist, Department of Research and Chief Economist
María Florencia Attademo-Hirt	General Manager, Country Department Southern Cone
Tomas Bermúdez	General Manager, Country Department Andean Group
Fernando Quevedo	General Manager, Country Department Central America, Haiti, Mexico, Panama and the Dominican Republic
Carmen María Madriz	General Manager, Country Department Caribbean Group, a.i.
Marlon Tábora Muñoz	Secretary of the Bank
John Scott	General Manager and General Counsel, Legal Department
Gustavo De Rosa	General Manager and Chief Financial Officer, Finance Department
Hugo Flórez Timorán	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Diego Murguiondo	General Manager, Budget and Administrative Services Department
Carolina Serra	General Manager, Human Resources Department
Jean-Michel Baudoin	General Manager and Chief Information Officer, Information Technology Department
Irene Arias Hofman	General Manager, Office of the Multilateral Investment Fund
Jessica L. Bedoya	Chief of Staff and Chief Strategy Officer, Office of the Presidency
Federico Basañes	Sector Manager, Knowledge, Innovation and Communication Sector
Rigoberto Ariel Yépez-García	Sector Manager, Infrastructure and Energy Sector
Ferdinando Regalía	Sector Manager, Social Sector
Susana Cordeiro Guerra	Sector Manager, Institutions for Development Sector
Juan Pablo Bonilla	Sector Manager, Climate Change and Sustainable Development Sector
Fabrizio Opertti	Sector Manager, Integration and Trade Sector
Bernardo Guillamon	Manager, Office of Outreach and Partnerships
Federico Galizia	Chief Risk Officer, Office of Risk Management
Laura Profeta	Chief, Office of Institutional Integrity
Jorge Da Silva	Executive Auditor

Ivory Yong-Prötzel is the Director of the Office of Evaluation and Oversight

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://kp.iadb.org/lawlib/en/Pages/Documentos-BID.aspx sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President and the Audit Committee, has a central role in the IDB's commitment to integrity through its mandate of investigating information in connection with prohibited practices in IDB financed activities as defined in the Sanctions Procedures, as well as conducting prevention activities designed to identify and manage the risk that prohibited practices or similar misconduct may occur in IDB financed operations. Additionally, OII serves as the Bank's Compliance Office for Anti-Money Laundering (AML) and Combating the Finance of Terrorism (CFT), AML/CFT, and as an advisory resource in the management of the IDB's AML/CFT risks. Allegations of corrupt or fraudulent activities involving IDB financed activities may be reported to OII in person, by telephone, e-mail, facsimile, regular mail, or through the anonymous complaint form available on the Bank's website: https://cuentame.iadb.org/. Such allegations may be made confidentially or anonymously.

External Auditors
General: The external auditors are appointed by the Board of Governors. In December 2021, the Board of Governors appointed Ernst & Young as the External Auditors of the Bank for the five-year period 2022-2026, following a competitive bidding process. KPMG LLP concludes their second and last five-year term after completion of the 2021 audits and in compliance with the Bank's mandatory rotation policy.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2021 financial statement and internal control audits amount to $1,539,000. In addition, KPMG was paid $37,000 during 2021 for services related to bond issuances. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement benefit plans, for which estimated contract fees related to the 2021 audits are $950,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence.

The Agreement Establishing the Bank
The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member i) which discriminates against such debt securities solely because they are issued by the Bank, or ii) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital. For further information, refer to Financial highlights section– Capitalization.

In March 2021, the Board of Governors approved income transfers from the Bank to the GRF amounting to approximately $92 million (2020 - $64 million).

In April 2020, the Board of Directors approved retroactively the transfer of all assets of the Intermediate Financing Facility Account (IFF) to the GRF, amounting to approximately $51 million, and the termination of the IFF as of January 1, 2020. The GRF continues to provide the remaining interest subsidies until such loans are repaid, or the total assets transferred are depleted, by either continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts; or through a one-time payment to settle all expected future subsidy payments. As of the date that a country opts to receive the one-time payment, the Bank will cease to make payments to defray part of the interest due to be paid by the country on the IFF eligible loans, and the country will remain responsible to make interest payments to the Bank in full. Countries that do not opt for the one-time payment will continue receiving the subsidy in accordance with the corresponding loan contracts.

Total grants from the GRF for which a disbursement request has been approved during 2021 amounted to $169 million (2020 - $121 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, and the GRF, the Bank administers funds held in trust on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (which are accounted for as grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2021, the Bank administered resources on behalf of donors of approximately $3,507 million. During 2021, the Bank recognized income of $14 million for the administration and expense reimbursements related to services performed on behalf of these funds.

Multilateral Investment Fund

The Multilateral Investment Fund or MIF is a fund administered by the Bank. The general purpose of MIF is to promote sustainable development through the private sector by identifying, supporting, testing and piloting new solutions to development challenges and seeking to create opportunities for the poor and vulnerable populations in the regional developing member countries of the Bank and the developing member countries of the Caribbean Development Bank (the CDB).

On April 2, 2017, the Boards of Governors of the Bank and the IIC approved the form of the Agreement Establishing the Multilateral Investment Fund III (MIF III Agreement) and the Agreement for the Administration of the Multilateral Investment Fund III (MIF III Administration Agreement) (collectively, the MIF III Agreements). The MIF under the MIF III Agreements continues to be a fund administered by the Bank. The MIF III Agreements entered into force on March 12, 2019 (the Effective Date), when prospective donors representing at least 60% of the total new contributions of $312 million deposited their Instruments of Contribution and Letters of Acceptance with the Bank. The MIF III Agreements are to remain in force for a period of five years as of the Effective Date and may be renewed for additional periods of up to five years.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC[7]. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 47 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. From January 1, 2016 until December 31, 2022, the transfer to IIC of all operational and administrative functions associated with the IDB private sector and NSG activities (reorganization) would be effective. For additional information on changes to the operations of the IIC effective January 1, 2016, refer to Financial highlights section IDB Activities with the Private Sector.

---

(7) In November 2017, the IIC changed its brand from IIC to IDB Invest. This rebranding does not entail a change in its legal name.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

February 25, 2022

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has assessed and evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed and evaluated the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2021. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2021.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2021. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2021, have been audited by KPMG LLP.



Mauricio J. Claver-Carone
President



Gustavo De Rosa
Vice President for Finance and Administration & Chief Financial Officer



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

Opinion on Internal Control Over Financial Reporting

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Internal Control – Integrated
Framework   —

Internal Control – Integrated Framework

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opinion

Basis for Opinion

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Responsibilities of Management for Internal Control Over Financial Reporting

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Auditors' Responsibilities for the Audit of Internal Control Over Financial Reporting

,

•



-

Definition and Inherent Limitations of Internal Control Over Financial Reporting
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,

,

KPMG LLP



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

Opinion

‒

‒

‒   ,

Internal Control – Integrated Framework (2013),

Basis for Opinion

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Responsibilities of Management for the Financial Statements

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Auditors' Responsibilities for the Audits of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Bank's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the Information Statement of the Inter-American Development Bank and the Annual Report as of December 31, 2021. The other information comprises management's discussion and analysis of financial results but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.



Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. Schedules I-1 through I-4 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Washington, District of Columbia
February 25, 2022

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEETS

(Expressed in millions of United States dollars)

	December 31,					
	2021			2020		
ASSETS						
Cash and investments						
Cash - Notes C and N	$	1,490		$	2,596	
Investments - Trading - Notes D, M and N		38,552	$ 40,042		36,896	$ 39,492
Developmental Assets						
Loans outstanding - Notes E, G and N		108,886			104,761	
Allowance for credit losses - Note G		(433)			(486)	
Deferred loan origination fees and costs, net		57	108,510		-	104,275
Debt securities - Notes F and N						
Measured at fair value		74			-	
Measured at amortized cost		361			410	
Allowance for credit losses - Note G		(16)	419		(18)	392
Derivative assets, net - Notes L, M, N and U			890			1,577
Accrued interest and other charges						
On loans		509			479	
On others		3	512		1	480
Other assets						
Receivable for investment securities sold		88			10	
Property, net - Note I		445			448	
Miscellaneous - Note E		846	1,379		859	1,317
Total assets			$ 151,752			$ 147,533
LIABILITIES AND EQUITY						
Liabilities						
Borrowings - Notes J, K, L, M, N and U						
Short-term	$	1,096		$	1,186	
Medium- and long-term:						
Measured at fair value		84,034			82,631	
Measured at amortized cost		28,961	$ 114,091		26,659	$ 110,476
Derivative liabilities, net - Notes L, M, N and U			290			497
Liabilities under retirement benefit plans - Note V			888			1,363
Due to IDB Grant Facility - Note P			126			208
Accrued interest on borrowings at amortized cost			154			151
Undisbursed special programs - Note Q			225			226
Other liabilities - Notes E, L and M			892			935
Total liabilities			116,666			113,856
Equity						
Capital stock - Note R						
Subscribed (14,170,108 shares)		170,940			170,940	
Less callable portion		(164,901)			(164,901)	
Additional paid-in capital		5,815			5,814	
		11,854			11,853	
Receivable from members - Note H		(803)			(798)	
Retained earnings - Note S		24,178			23,243	
Accumulated other comprehensive income (loss) - Note T		(143)	35,086		(621)	33,677
Total liabilities and equity			$ 151,752			$ 147,533

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENTS OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Years ended December 31,		
	2021	2020	2019
Income			
Loans			
Interest, after swaps - Notes E, L and U	$ **2,058**	$ 2,314	$ 3,278
Other loan income	**126**	126	128
	2,184	2,440	3,406
Investments - Notes D and L			
Interest	**118**	373	953
Net gains (losses)	**(13)**	23	59
Other interest income - Notes L and U	**43**	4	3
Other	**43**	53	43
Total income	**2,375**	2,893	4,464
Expenses			
Borrowing expenses			
Interest, after swaps - Notes J, K, L and M	**595**	1,238	2,498
Other borrowing costs	**29**	27	24
	624	1,265	2,522
Provision (credit) for developmental assets credit losses - Note G	**(79)**	182	43
Administrative expenses	**924**	890	834
Special programs - Note Q	**94**	103	103
Total expenses	**1,563**	2,440	3,502
Operating income	**812**	453	962
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes K, L and U	**402**	220	402
Other components of net pension benefit costs (credit) - Note V	**(37)**	1	75
Board of Governors approved transfers - Note P	**(92)**	(64)	(54)
Net income	**1,085**	610	1,385
Retained earnings, beginning of year	**23,243**	22,781	21,446
Distributions on behalf of shareholders - Note AA	**(150)**	(110)	(50)
Cumulative-effect adjustment for expected credit losses	**-**	(38)	-
Retained earnings, end of year	$ **24,178**	$ 23,243	$ 22,781

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in millions of United States dollars)

	Years ended December 31,		
	2021	2020	2019
Net income	$ **1,085**	$ 610	$ 1,385
Other comprehensive income (loss) - Note T			
Reclassification to income (loss)- amortization of net actuarial losses and prior service credit on retirement benefit plans - Note V	**124**	90	(1)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	**(160)**	(269)	(48)
Recognition of changes in assets/liabilities under pension benefit plans - Note V	**514**	(497)	(356)
Total other comprehensive income (loss)	**478**	(676)	(405)
Comprehensive income (loss)	$ **1,563**	$ (66)	$ 980

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENTS OF CASH FLOWS

(Expressed in millions of United States dollars)

	Years ended December 31,		
	2021	2020	2019
Cash flows from lending and investing activities			
Developmental activities:			
Loan disbursements	$ (12,425)	$ (14,592)	$ (10,574)
Loan collections	7,337	6,910	7,186
Purchase of debt securities	(87)	(254)	(133)
Collection of debt securities	13	5	-
Net cash used in developmental activities	(5,162)	(7,931)	(3,521)
Purchase of property	(45)	(26)	(35)
Miscellaneous assets and liabilities	89	150	9
Net cash used in lending and investing activities	(5,118)	(7,807)	(3,547)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	24,299	26,765	20,266
Repayments	(16,842)	(17,372)	(15,433)
Short-term borrowings:			
Proceeds from issuance	7,264	9,574	13,851
Repayments	(7,354)	(9,664)	(13,721)
Cash collateral received (returned)	(886)	1,292	6
Collections of receivable from members	-	-	7
Collections of capital subscriptions	-	6	-
Distributions paid on behalf of shareholders	(149)	(109)	(50)
Payments of maintenance of value to members	-	(154)	(51)
Net cash provided by financing activities	6,332	10,338	4,875
Cash flows from operating activities			
Gross purchases of trading investments	(72,108)	(70,167)	(61,143)
Gross proceeds from sale or maturity of trading investments	69,218	68,457	59,265
Loan income collections, after swaps	2,100	2,680	3,491
Interest and other costs of borrowings, after swaps	(608)	(1,660)	(2,496)
Income from investments	52	390	821
Other interest income	26	9	2
Other income	47	52	43
Administrative expenses	(750)	(752)	(759)
Transfers to the IDB Grant Facility	(173)	(92)	(63)
Special programs	(95)	(83)	(108)
Net cash used in operating activities	(2,291)	(1,166)	(947)
Effect of exchange rate fluctuations on Cash	(29)	16	(1)
Net increase (decrease) in Cash	(1,106)	1,381	380
Cash, beginning of year	2,596	1,215	835
Cash, end of year	$ 1,490	$ 2,596	$ 1,215

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A – ORIGIN

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The Bank works to improve lives in Latin America and the Caribbean and its objective is to achieve economic and social development in a sustainable, climate friendly way, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF, terminated effective January 1, 2020), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms to the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF's purpose is to make grants to respond to special circumstances arising in specific countries or with respect to specific projects.

As part of the recommendations from the G-20 proposing that Multilateral Development Banks (MDBs) optimize their respective balance sheets, the Bank's Board of Governors approved the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017. Therefore, the FSO has discontinued financing new loans. Concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with generally accepted accounting principles of the United States of America (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, the funded status, and net periodic benefit cost associated with these plans.

Effective December 31, 2021, to better align with standard market practice, the presentation of derivative instruments on the Balance Sheet was changed to netting derivative asset and liability positions and the related cash collateral received by counterparty, including the related accrued interest. In the past, the derivative instruments were presented on a net basis by instrument. After this change, there was no impact to total equity, operating activities in the Statement of Cash Flows, or any line item within the Statement of Income and Retained Earnings. See Note L —Derivatives, for additional details on the accounting and disclosures related to derivative instruments. Certain reclassifications of the prior year's information have been made to conform with the current year's presentation.

Accounting Developments
In March 2020, the FASB (Financial Accounting Standards Board) issued ASU (Accounting Standards Update) 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU do not apply to contract modifications made or other transactions entered after December 31, 2022. In January 2021, the FASB issued amendments in ASU 2021-01 to the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The Bank is currently assessing the impact of both ASUs and plans to adopt the available expedients and exceptions allowed through December 31, 2022.

Currency Accounting

The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Valuation and Recognition of Capital Stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Absent a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Additional paid-in capital (APIC) of $5,812 million was recognized when all assets and liabilities of the Fund for Special Operations (FSO), an entity established by the Agreement, were transferred to the Bank pursuant to the Board of Governors' approval in 2017. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

Maintenance of Value (MOV)

In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on member countries' currency holdings is presented on the Balance Sheet either as a liability, included in Other liabilities, or as a reduction of Equity, if the related MOV amount is a receivable.

Board of Governors Approved Transfers

In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval of disbursement, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Distributions to the shareholders of the Bank for concurrent capital contributions to the Inter-American Investment Corporation (IIC), a separate international organization whose 47 member countries are also members of the Bank, are recorded as deductions from Retained earnings in the Statement of Income and Retained Earnings.

Retained Earnings

Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998.

Investments

All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio and recorded in accordance with trade-date accounting except for money market securities that are recorded in accordance with settlement-date accounting. These securities and derivative instruments are at fair value, with changes in fair value included in Income from Investments-Net gains (losses) in the Statement of Income and Retained Earnings.

Repurchase and resale agreements

In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash, and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to US Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. Securities received as collateral by the Bank from resale agreements are not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

Repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk. These agreements are presented on a gross basis on the Balance Sheet. The securities transferred under those agreements do not meet the accounting criteria for treatment as a sale, as they are subject to the commitment to be repurchased or resold on a future date. As a result, the Bank retains the securities transferred in repurchase agreements as assets in the Balance Sheet, and the securities received under resale agreements are not recorded on the Bank's Balance Sheet. The interest income and expense under resale and repurchase agreements are included in Investments–Interest and Borrowing expenses – Interest, after swaps on the Statement of Income and Retained Earnings, respectively. There were no open positions as of December 31, 2021 or 2020.

Developmental assets - Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed (SG) loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Certain SG loans carry highly concessional terms and are only granted to the least developed borrowing members, their agencies or political sub-divisions.

The Bank also makes non-sovereign guaranteed (NSG) loans based on market pricing terms (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

Loans are carried at amortized cost on the Balance Sheet. For the years ended December 31, 2020 and 2019, direct costs associated with originating loans were expensed as incurred. For the year ended December 31, 2021, a cumulative adjustment of $57 million was recorded to recognize the net deferral of net origination fees and costs for sovereign-guaranteed loans in accordance with ASC 310-20, Receivables - Non-Refundable Fees and Other Costs. Direct loan origination costs for sovereign-guaranteed loans are deferred and amortized using the interest method over the weighted average life of the applicable loan portfolio. Front-end and other fees on corresponding loans are deferred and amortized based on the contractual terms of the loans on a straight-line basis.

Interest on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

Cash payments received on loans placed on nonaccrual status are generally recognized first as interest income before they are applied to loan principal in accordance with the requirements in the loan agreements.

Developmental assets - Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for NSG operations, or with a member country sovereign counter-guarantee. As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the NSG Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for expected credit losses related to guarantees outstanding is included in Other liabilities.

The Bank reduced its SG loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period in December 2030 or December 2035.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

The fair value of the guarantee given is recorded at inception as an asset (equivalent to the net present value of the hypothetical guarantee fees to be received) and a liability (the non-contingent portion of the guarantee to stand ready to perform), respectively, included in Other assets - Miscellaneous and Other liabilities, respectively, on the Balance Sheet. The above mentioned asset and liability are amortized over the term of the guarantee, based on the originally negotiated exposure exchange expected to be outstanding every year. For the guarantees received, an asset, and a corresponding income, is recorded equivalent to the implicit reduction in the allowance for credit losses associated with the exposures transferred, which are included in Other assets – Miscellaneous and Other-income, respectively.

Developmental assets - Debt securities

The Bank invests in debt securities to further its developmental objectives by providing financial assistance to the development communities, mainly co-financed with the IIC. Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities classified as held to maturity are reported at amortized cost on the Balance Sheet. For development investments where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Interest income on developmental investments is recognized on an accrual basis and is reported in Other interest income in the Statement of Income and Retained Earnings. For debt securities measured at fair value, changes in fair value are included in Net Fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

The Bank considers a debt security investment to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due, and follows the same nonaccrual policy as NSG loans. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management's doubts about future collectability cease to exist.

Credit Losses on Developmental Assets and Related Off-balance-sheet Exposures

Upon the initial recognition of each developmental asset, including loans and debt securities, the Bank records an allowance for expected credit losses in accordance with its current estimate of the collectability risk over the contractual life of such asset. The expected credit loss estimate incorporates the effects of past events, current conditions and reasonable and supportable (R&S) forecasts of future economic conditions. In addition, a liability is recorded for estimated expected credit losses for certain off-balance-sheet exposures, such as undisbursed loan commitments and financial guarantees, over the contractual period in which the Bank is exposed to credit risk via a present contractual obligation to extend credit.

For purposes of determining the allowance and liability for credit losses, developmental assets and credit exposures are divided into two main portfolios: SG and NSG. The amount necessary to adjust the allowance and liability for credit losses at each reporting date to reflect Management's best estimate is recorded in net income as a credit loss expense or a reversal of a credit loss expense. The Bank elects not to measure an allowance for credit losses for accrued interest receivables, except for SG loans in nonaccrual status (i.e., 180 days past due), as the Bank reverses uncollectible accrued interest in a timely manner following its existing nonaccrual policies.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD) and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss estimation model, known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank's developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-

USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: (i) Management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

Sovereign-guaranteed portfolio

The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans outside of the options allowed under the Flexible Financing Facility, and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank's allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures' contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and R&S forecasted economic data, which may affect a country's ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower's gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan's contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management's best estimates given the specific facts and circumstances of the individual nonaccrual event.

Non-sovereign-guaranteed portfolio

The NSG portfolio consists of loans and debt security investments, which are classified in three sectors – corporates, financial institutions, and project finance – for credit monitoring and portfolio management purposes. The Bank's internal NSG risk rating system that maps on a one-to-one basis to that of the S&P foreign currency credit rating with a point in time term structure is developed using S&P models with certain customizations to reflect the Bank's business. This system relies on a series of sector specific scorecards to determine borrower risk ratings.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody's Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios, where each scenario represents a different state of the economy in the R&S period of three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management's best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset's contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes, accepts deposits for borrowing member central banks and official institutions, and enters into repurchase agreements to manage short-term cash flow needs.

A substantial amount of the Bank's borrowings are carried at fair value on the Balance Sheet. Individual borrowings are elected for fair value reporting on an instrument by instrument basis for asset and liability management purposes, and the election is made upon the initial recognition of a borrowing and cannot be revoked once an election is made. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses-Interest, after swaps. Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing's fair value adjustments with and without consideration to changes in the Bank's credit spread as of each reporting date. The remaining changes in fair value of these borrowing instruments are reported in Net

Fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following the constant yield method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized following the constant yield method over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Borrowings under Liabilities on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis and calculated in a manner that approximates the effective yield method upon issuance of those borrowings. It is reported net of the interest component of borrowing derivatives under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the instruments used in these operations to achieve the intended asset and liability management results. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues debt securities that contain embedded derivatives. Certain Flexible Financing Facility loans may also contain risk management options that are embedded in the loan contract. The hybrid borrowing instruments are carried at fair value under the elected Fair Value Option. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, recorded at fair value as derivative assets or liabilities, and included in Other assets and Other liabilities in the Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the "interest component". The interest component for swaps related to the economic hedging of the Bank's investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related swaps is included in Income from loans. The interest component for borrowing and equity duration swaps are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of lending, borrowing and equity duration derivatives, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses- Interest, after swaps, Other interest income, and Income from loans- Other loan income, respectively, upon termination of a swap or option.

Special Programs

Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and Postretirement Benefit Plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income (Loss). These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

The service cost component of the net periodic benefit costs is recorded under Administrative expenses in the Statement of Income and Retained Earnings, whereas other components of the net benefit cost such as interest cost, expected return on plan assets, and amortization of prior service costs/credits are recorded under Other components of net pension benefit costs. Gains/losses previously recognized as a component of Other comprehensive income (loss) remain in Accumulated other comprehensive income (loss).

NOTE C – RESTRICTED CURRENCIES

At December 31, 2021, Cash includes $178 million (2020 – $169 million) in currencies of regional borrowing members. These amounts may be used in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $7 million (2020 – $11 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry only the equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2021 of $(2) million (2020 – $(7) million; 2019 – $41 million) were included in Income from Investments-Net gains (losses).

NOTE E – DEVELOPMENTAL ASSETS - LOANS AND GUARANTEES

LOANS

The Bank's loan portfolio includes both SG and NSG loans. Loans outstanding as of December 31, 2021 and 2020 were as follows (in millions):

Developmental Assets	December 31, 2021	December 31, 2020
Loans outstanding	$ 108,886	$ 104,761
Allowance for credit losses	(433)	(486)
Deferred loan origination fees and costs, net	57	-
Total	$ 108,510	$ 104,275

Income from loans-Interest, after swaps has been reduced by $250 million (2020 – $128 million; 2019 – $133 million) of the net interest component of related lending swap transactions.

Unamortized net fees and costs for SG loans amounted to $57 million as of December 31, 2021 (2020 - none).

Sovereign-guaranteed Loan Portfolio

For the non-concessional component of SG loans, the Bank's loan charges consist of a lending spread on the outstanding amount, an annual credit commission on the undisbursed balance of the loan, and a supervision and inspection fee. Loan charges for 2021, 2020, and 2019 were as follows:

	Lending spread %	Credit commission %	Supervision and inspection fee %
2021	0.90	0.50	-
2020	0.80	0.50	-
2019	0.80	0.50	-

These charges are subject to review and approval annually, or more frequently if deemed necessary, by the Board of Executive Directors.

Currently available products: The Flexible Financing Facility or FFF, effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with embedded options in order to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have maturities of up to 40 years, and have an interest rate primarily based on LIBOR plus a funding margin, as well as the Bank's lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies and other major currencies.

Effective January 1, 2017, the Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum 25 years maturity.

NSG Loan Portfolio

The Bank offers loans to eligible entities without sovereign guarantees under various terms. NSG loans can be denominated in United States dollars, Japanese yen, euros, Swiss francs or local currencies, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three, six or twelve months substantially all based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Beginning on January 1, 2016 and until December 31, 2022, NSG activities are originated by IIC and largely co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. As of December 31, 2021 and 2020, total NSG co-financed outstanding loans amounted to $2,424 million and $2,392 million, respectively.

Additionally, the Bank (prior to 2016) and the IIC mobilize funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while retaining the administration of such loans. The Bank's loan participations meet the applicable sale accounting criteria and are not included in the Bank's Balance Sheet. As of December 31, 2021, there were $981 million (2020 – $1,264 million) in outstanding participations in NSG loans.

Loans to the IIC
In 1997, the Bank approved a loan to the IIC of $300 million. Disbursements under this loan have been denominated in United States dollars and local currencies. As of December 31, 2021 and 2020, there was no outstanding balance in United States dollars. As of December 31, 2021, $131 million (2020 - $130 million) was in a multicurrency facility.

GUARANTEES
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee.

Under the NSG TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 1 to 15 years, except for trade related guarantees that have maximum maturities of up to 1 year. As of December 31, 2021, guarantees of $681 million (2020 – $788 million) were outstanding and subject to call, and were classified as follows (in millions):

	December 31, 2021				December 31, 2020			
	NSG[1]	NSG TFFP[1]	SG[2]	Total	NSG[1]	NSG TFFP[1]	SG[2]	Total
a+ to a-	$ 25	$ -	$ -	$ 25	$ 35	$ -	$ -	$ 35
bbb+ to bbb-	-	-	60	60	-	-	60	60
bb+ to bb-	30	104	-	134	36	146	-	182
b+ to b-	43	127	292	462	110	103	297	510
ccc+ to cc	-	-	-	-	-	1	-	1
Total	$ 98	$ 231	$ 352	$ 681	$ 181	$ 250	$ 357	$ 788

(1) NSG and NSG TFFP guarantees' ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees' rating is assigned to each borrower country by S&P.

As of December 31, 2021 , the current carrying amount of the liability for the guarantee obligations totaled $31 million (2020 - $35 million) and is reported under Other liabilities in the Balance Sheet.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement
The Bank has entered into an EEA and executed bilateral EEA transactions (for $4,901 million in 2015 and $1,000 million in 2020) with certain other MDBs. In accordance with EEA, these transactions remain within

10% of the Bank's SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2021 and 2020, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

	EEA Seller				
	As of December 31, 2021			As of December 31, 2020	
Country	Amount	S&P Rating		Amount	S&P Rating
Angola	$ 85	CCC+	$	85	CCC+
Armenia	118	B+		118	B-
Bangladesh	251	BB-		251	BB-
Bosnia & Herzegovina	99	B		99	B
Egypt	720	B		720	B
Georgia	97	BB		97	BB
India	175	BBB-		175	BBB-
Indonesia	535	BBB		535	BBB
Jordan	144	B+		144	B+
Macedonia	130	BB-		130	BB-
Montenegro	116	B		116	B+
Morocco	990	BB+		990	BBB-
Nigeria	95	B-		95	B-
Pakistan	647	B-		647	B-
Serbia	195	BB+		195	BB+
Tunisia	990	B-		990	B-
Turkey	311	B+		311	B+
Vietnam	203	BB		203	BB
Total	$ 5,901		$	5,901	

	EEA Buyer				
	As of December 31, 2021			As of December 31, 2020	
Country	Amount	S&P Rating		Amount	S&P Rating
Argentina	$ 750	CCC+	$	750	CCC+
Bolivia	92	B+		92	B+
Brazil	1,395	BB-		1,395	BB-
Chile	66	A		66	A+
Colombia	497	BB+		497	BBB-
Costa Rica	43	B		43	B
Dominican Republic	460	BB-		460	BB-
Ecuador	1,066	B-		1,066	B-
El Salvador	225	B-		225	B-
Mexico	900	BBB		900	BBB
Panama	207	BBB		207	BBB
Trinidad and Tobago	200	BBB-		200	BBB-
Total	$ 5,901		$	5,901	

As of December 31, 2021 and 2020, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $450 million and $497 million and are recorded in Other liabilities and Miscellaneous assets in the Balance Sheet, respectively.

INTEREST SUBSIDIES

After the IFF termination and the transfer of assets in 2020, the GRF continues to provide the remaining interest subsidies on eligible loans approved from the Ordinary Capital by continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts. During 2021, the GRF paid interest subsidies of $3 million (2020 – $7 million; 2019 – $10 million) to the Bank on behalf of the borrowers.

NOTE F – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

The developmental assets in debt securities classified as held to maturity were $345 million and $392 million as of December 31, 2021 and 2020 respectively. The net carrying amount is summarized below (in millions):

	As of December 31, 2021		As of December 31, 2020	
Securities measured at amortized cost	$	361	$	410
Allowance for credit losses		(16)		(18)
Net carrying amount	$	345	$	392

The fair value of debt securities classified as held to maturity was $374 million and $404 million as of December 31, 2021 and 2020 respectively. This value includes $3 million of accrued interest as of December 31, 2021 (2020 – $1 million) and $10 million of unrecognized holding gains as of December 31, 2021 (2020 – $7 million of unrecognized holding losses).

As of December 31, 2021, the debt security from corporates in the amount of $12 million (fair value - $13 million) matures after 1 year through 5 years.

As of December 31, 2021, debt securities from financial institutions in the amount of $248 million (fair value - $268 million) and $85 million (fair value - $93 million) mature after 1 year through 5 years and 5 years through 10 years, respectively.

The fair value and amortized cost of the debt security elected under the fair value option was $74 million as of December 31, 2021 (2020 – none) and matures after 10 years through 15 years.

NOTE G – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank's core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of December 31, 2021, approximately 95% of the outstanding developmental assets are sovereign-guaranteed (December 31, 2020 – 94%). The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

The global crises triggered by the COVID-19 pandemic has had a direct effect on economies related to the Bank's developmental assets and its impact is considered in the calculation of the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

SG Loans

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of December 31, 2021 was as follows (in millions):

Country	Credit Rating	Year of origination[1]						As of December 31,	
		2021	2020	2019	2018	2017	Prior	2021	2020
Argentina	CCC+	$ 235	$ 1,454	$ 581	$ 1,676	$ 1,102	$ 8,967	$ 14,015	$ 13,357
Bahamas	B+	150	231	84	22	-	220	707	539
Barbados	B-	110	210	-	89	16	214	639	546
Belize	B-	2	16	10	6	-	117	151	145
Bolivia	B+	-	447	200	120	430	2,736	3,933	3,803
Brazil	BB-	-	1,944	256	288	1,268	11,779	15,535	15,440
Chile	A	550	353	100	20	235	699	1,957	1,280
Colombia	BB+	1,086	1,249	912	776	798	6,325	11,146	10,624
Costa Rica	B	250	250	404	74	-	1,134	2,112	1,876
Dominican Republic	BB-	29	500	652	64	331	2,416	3,992	4,106
Ecuador	B-	1,000	665	971	565	65	3,770	7,036	5,871
El Salvador	B-	75	271	200	365	-	1,367	2,278	2,314
Guatemala	BB-	-	262	-	53	-	1,687	2,002	2,168
Guyana	B-	55	22	8	12	16	530	643	552
Haiti	B-	-	-	-	-	-	-	-	-
Honduras	BB-	1	247	146	332	66	1,948	2,740	2,628
Jamaica	B+	75	102	4	220	17	1,252	1,670	1,675
Mexico	BBB	-	794	1,355	1,346	1,239	11,058	15,792	16,452
Nicaragua	B-	-	62	-	-	244	1,993	2,299	2,159
Panama	BBB	335	755	336	472	420	1,903	4,221	3,848
Paraguay	BB	-	272	304	356	78	1,426	2,436	2,308
Peru	BBB+	1,000	54	158	168	348	935	2,663	1,610
Suriname	SD	-	-	1	3	44	420	468	487
Trinidad & Tobago	BBB-	15	102	-	-	-	634	751	757
Uruguay	BBB	125	345	126	267	227	1,933	3,023	3,006
Venezuela[2]	SD	-	-	-	-	-	2,011	2,011	2,011
Total		$ 5,093	$ 10,607	$ 6,808	$ 7,294	$ 6,944	$ 67,474	$ 104,220	$ 99,562

(1)   Amounts exclude accrued interest.
(2)   The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of December 31, 2021.

NSG Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank's NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) project finance loans, (ii) loans to financial institutions, and (iii) corporate loans.

The major credit risk factors considered in the scorecards at the borrower level of a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project's financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project's exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

The major credit risk evaluation for loans to financial institutions considers country-related risks, which act as an anchor for the risk assessment as a whole. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, quality of management, earnings, market position, and potential government or shareholder support. The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

The major factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of December 31, 2021, was as follows (in millions):

Internal Credit Risk Classification[1]	Year of origination[2]						Revolving loans	Revolving loans converted to term loans	As of December 31,	
	2021	2020	2019	2018	2017	Prior			2021	2020
Corporates										
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	280	-	-	280	320
bbb+ to bbb-	-	-	-	-	-	42	-	-	42	74
bb+ to bb-	30	428	37	29	8	16	-	19	567	683
b+ to b-	-	59	88	47	31	34	-	-	259	344
ccc+ to d	-	-	-	22	59	134	-	-	215	252
Subtotal	30	487	125	98	98	506	-	19	1,363	1,673
Financial Institutions										
aa+ to aa-	-	3	-	-	-	184	-	-	187	183
a+ to a-	-	-	-	-	100	-	-	-	100	88
bbb+ to bbb-	30	-	10	-	-	-	-	-	40	116
bb+ to bb-	426	13	177	121	23	111	3	-	874	900
b+ to b-	156	32	63	24	17	70	-	-	362	399
ccc+ to d	-	21	-	12	-	5	-	48	86	74
Subtotal	612	69	250	157	140	370	3	48	1,649	1,760
Project Finance										
aa+ to aa-	-	-	-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	21	-	-	-	21	22
bb+ to bb-	13	9	199	28	49	185	-	-	483	630
b+ to b-	42	166	31	285	99	127	-	-	750	549
ccc+ to d	-	-	-	68	20	312	-	-	400	565
Subtotal	55	175	230	381	189	624	-	-	1,654	1,766
Total	$ 697	$ 731	$ 605	$ 636	$ 427	$ 1,500	$ 3	$ 67	$ 4,666	$ 5,199

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

Debt Securities
The Bank monitors the credit quality of its investment in debt securities from corporates and financial institutions, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of December 31, 2021, and 2020 was as follows (in millions):

Internal Credit Risk Classification [1]	Year of origination [2]				As of December 31,	
	2021	2020	2019	2018	2021	2020
Corporates						
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	-
bb+ to bb-	12	-	-	-	12	-
b+ to b-	-	-	-	-	-	-
ccc+ to d	-	-	-	-	-	-
Subtotal	12	-	-	-	12	-
Financial Institutions						
aa+ to aa-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	202
bb+ to bb-	-	233	81	-	314	160
b+ to b-	-	4	22	-	26	35
ccc+ to d	-	-	-	9	9	13
Subtotal	-	237	103	9	349	410
Total	$ 12	$ 237	$ 103	$ 9	$ 361	$ 410

(1) The ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of December 31, 2021.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

SG Loans
As of December 31, 2021, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $707 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

During 2021, the Bank revised the nonaccrual length assumption to reflect Management's current best estimate of the delay in Venezuela's debt service. As a result, an allowance for individually assessed loans of $77 million as of December 31, 2021 (2020 - $53 million), is included in the allowance for credit losses. This represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions accordingly. A summary of financial information related to nonaccrual loans to

Venezuela affecting the results of operations for the years ended December 31, 2021 and 2020 was as follows (in millions):

	2021	2020
Loans in nonaccrual status as of the beginning of the period	$ 2,011	$ 2,011
Loans in nonaccrual status as of the end of the period	2,011	2,011
Interest income recognized on cash basis for loans in nonaccrual status	-	-
Loans past due for more than 90 days not in nonaccrual status [(1)]	-	-

(1) The Bank's policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans 180 days or more past due or in nonaccrual status as of December 31, 2021 and 2020.

The aging analysis of loans in the SG portfolio as of December 31, 2021 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current	Total
Argentina	$ -	$ -	$ -	$ -	$ 14,015	$ 14,015
Bahamas	-	-	-	-	707	707
Barbados	-	-	-	-	639	639
Belize	-	-	-	-	151	151
Bolivia	-	-	-	-	3,933	3,933
Brazil	-	-	-	-	15,535	15,535
Chile	-	-	-	-	1,957	1,957
Colombia	-	-	-	-	11,146	11,146
Costa Rica	-	-	-	-	2,112	2,112
Dominican Republic	-	-	-	-	3,992	3,992
Ecuador	-	-	-	-	7,036	7,036
El Salvador	-	-	-	-	2,278	2,278
Guatemala	-	-	-	-	2,002	2,002
Guyana	-	-	-	-	643	643
Haiti	-	-	-	-	-	-
Honduras	-	-	-	-	2,740	2,740
Jamaica	-	-	-	-	1,670	1,670
Mexico	-	-	-	-	15,792	15,792
Nicaragua	-	-	-	-	2,299	2,299
Panama	-	-	-	-	4,221	4,221
Paraguay	-	-	-	-	2,436	2,436
Peru	-	-	-	-	2,663	2,663
Suriname	-	-	-	-	468	468
Trinidad & Tobago	-	-	-	-	751	751
Uruguay	-	-	-	-	3,023	3,023
Venezuela	83	4	707	794	1,217	2,011
Total	$ 83	$ 4	$ 707	$ 794	$ 103,426	$ 104,220

NSG Loans

As of December 31, 2021, NSG loans 90 or more days past due amounted to $84 million ($59 million at December 31, 2020). NSG loans with outstanding balances of $339 million as of December 31, 2021 were in nonaccrual status ($528 million at December 31, 2020), including $32 million whose maturity was accelerated (December 31, 2020 - $9 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $160 million as of December 31, 2021 (2020 - $180 million; 2019 - $120 million).

The aging analysis of loans in the NSG portfolio as of December 31, 2021 was as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total
Corporates	$ -	$ -	$ -	$ 7	$ 7	$ 1,356	$ 1,363
Financial Institutions	-	-	-	69	69	1,580	1,649
Project Finance	-	-	-	8	8	1,646	1,654
Total	$ -	$ -	$ -	$ 84	$ 84	$ 4,582	$ 4,666

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the years ended December 31, 2021 and 2020 was as follows (in millions):

	2021	2020
Loans in nonaccrual status as of the beginning of the period		
Corporates	$ 25	$ 27
Financial Institutions	51	54
Project Finance	452	234
Total	528	315
Loans in nonaccrual status as of the end of the period		
Corporates	7	25
Financial Institutions	69	51
Project Finance	263	452
Total	339	528
Interest income recognized on cash basis for loans in nonaccrual status		
Corporates	-	2
Financial Institutions	-	3
Project Finance	11	3
Total	11	8
Loans past due for more than 90 days not in nonaccrual status		
Corporates	-	-
Financial Institutions	-	-
Project Finance	-	-
Total	$ -	$ -

Debt securities
There were no debt securities past due or in nonaccrual status as of December 31, 2021 and 2020.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

SG Loans and Guarantees

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the years ended December 31, 2021 and 2020 were as follows (in millions):

Collective allowance for loans outstanding		2021		2020
Balance, beginning of year	$	8	$	13
Cumulative-effect beginning adjustment [1]		-		(2)
Provision (credit) for expected credit losses		2		(3)
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	10	$	8

Collective allowance for loan commitments and guarantees		2021		2020
Balance, beginning of year	$	1	$	-
Cumulative-effect beginning adjustment [1]		-		1
Provision for expected credit losses		2		-
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	3	$	1

Individually assessed loans		2021		2020
Balance, beginning of year	$	53	$	15
Cumulative-effect beginning adjustment [1]		-		-
Provision (credit) for expected credit losses		24		38
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	77	$	53

(1) Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans		December 31, 2021		December 31, 2020
Accrued interest receivable on SG loans outstanding[1] as of	$	466	$	422
Accrued interest receivable reversed, for the periods ended		-		-

(1) There was no allowance for expected credit losses recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

NSG Loans and Guarantees

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the years ended December 31, 2021 and 2020 were as follows (in millions):

Collective allowance for loans outstanding	2021		2020	
Balance, beginning of year	$	245	$	192
Cumulative-effect beginning adjustment [1]		-		2
Provision (credit) for expected credit losses		(59)		51
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	186	$	245

Collective allowance for loan commitments and guarantees	2021		2020	
Balance, beginning of year	$	62	$	9
Cumulative-effect beginning adjustment [1]		-		31
Provision (credit) for expected credit losses		(27)		22
Write-offs		-		-
Recoveries		-		-
Balance, end of year [2]	$	35	$	62

Individually assessed loans	2021		2020	
Balance, beginning of year	$	180	$	120
Cumulative-effect beginning adjustment [1]		-		-
Provision (credit) for expected credit losses		(19)		62
Write-offs		(1)		(2)
Recoveries		-		-
Balance, end of year	$	160	$	180

(1) Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology.
(2) Includes the allowance for guarantees of $6 million for the year ended December 31, 2021 (2020 - $22 million).

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	December 31, 2021		December 31, 2020	
Accrued interest receivable on NSG loans outstanding [1] as of	$	16	$	24
Accrued interest receivable reversed [2] for the periods ended		-		2

(1) There was no allowance for expected credit losses recognized on the accrued interest receivables in any of the reporting periods.
(2) Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the year ended December 31, 2021, and 2020 was as follows (in millions):

	2021		2020	
Balance, beginning of year	$	18	$	-
Cumulative-effect beginning adjustment [1]		-		6
Provision (credit) for expected credit losses		(2)		12
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	16	$	18

(1) Prior to the adoption of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments in January 2020, held-to-maturity debt securities were evaluated for other-than-temporary impairment (OTTI). OTTI is recognized if the fair value of the assets is less than its amortized cost basis and if, based on certain criteria, the decline in fair value is considered other than temporary. The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology.

Accrued interest receivable on debt securities outstanding amounted to $3 million as of December 31, 2021 (2020 - $1 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Troubled debt restructurings

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. A modification of an NSG loan or debt security is considered a troubled debt restructuring when the borrower or issuer is experiencing financial difficulty and the Bank has granted a concession to the borrower or issuer. A loan or debt security restructured under a troubled debt restructuring is individually assessed to estimate the allowance for expected credit losses.

The Bank does not have any commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring.

In April 2020, the U.S. federal banking regulators[8] issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised) (the Interagency Statement or the Guidance). The Interagency Statement offers practical expedients for evaluating whether loan modifications that occur in response to the COVID-19 pandemic are troubled debt restructurings (TDR). The Guidance clarifies that it is not necessary to consider the impact of the COVID-19 pandemic on the financial condition of a borrower in connection with a short-term (e.g., six months) COVID-19 related modification, provided the borrower is current at the date the modification program is implemented. Loans that do not have past due balances at the time of implementing the modification program are not designated as past due because of the reliefs granted under the program, and are generally not placed on nonaccrual status during the payment deferral period granted under the program. COVID-19 related modifications that do not meet the provisions of the Interagency Statement should be assessed for TDR classification. The Bank elected to apply the Guidance.

Since the beginning of the pandemic, the Bank has evaluated loans with outstanding balance of $161 million under the Guidance and determined that the modifications are not considered troubled debt restructurings. These loans were fully performing at the time the program was implemented in April 2020. The reliefs provided are short-term arrangements of principal deferrals amounting to $8 million as of December 31, 2021, and December 31, 2020. The loans continue to accrue interest during the deferral period and are not reported as past due or nonaccrual status, except for one loan in the amount of $3 million that is in nonaccrual status as of December 31, 2021. The Bank continues to estimate the allowance for expected credit losses for the performing loans under the NSG collective loss allowance process.

During 2021, there were no troubled debt restructurings of NSG loans, and there were no significant payment defaults on loans previously modified in a trouble debt restructuring.

During 2020, there was one troubled debt restructuring of financial institution NSG loans classified as impaired, with an outstanding balance of $1 million, and a specific allowance for loan losses of $1 million. Such agreement was modified to provide a new facility and to extend the repayment date. There were no significant payment defaults on loans previously modified in a trouble debt restructuring.

NOTE H – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

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(8) The Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of the Comptroller of the Currency, and the Consumer Financial Protection Bureau.

The composition of the net receivable from members as of December 31, 2021 and 2020, is as follows (in millions):

	December 31, 2021	December 31, 2020
Regional developing members	$ 703	$ 702
Canada	43	44
Non-regional members, net	57	50
Total	$ 803	$ 796

The amounts are represented in the Balance Sheet as follows (in millions):

	December 31, 2021	December 31, 2020
Receivable from members	$ 803	$ 798
Amounts payable to maintain value of currency holdings	-	(2)
Total	$ 803	$ 796

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding the member's MOV obligation outstanding with the Ordinary Capital in the amount of $252 million. The Bank and the member country agreed on a payment schedule starting in 2010. As of December 31, 2021 and 2020 the amount outstanding was $217 million.

During 2017, the Board of Directors authorized Management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances before May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at certain point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. During 2021, no member countries agreed to the conversion of their currencies and there were no settlements of the MOV payable obligations (2020 - $154 million).

NOTE I – PROPERTY

At December 31, 2021 and 2020, Property, net consists of the following (in millions):

	2021	2020
Land, buildings, improvements, capitalized software and equipment at cost	$ 1,016	$ 972
Less: accumulated depreciation	(571)	(524)
Total	$ 445	$ 448

NOTE J – BORROWINGS

Medium- and long-term borrowings at December 31, 2021 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0% to 9.65%, before swaps, and from -0.23% (equivalent to 3-month LIBOR less 35 basis points) to 5.45% (equivalent to the MXN Interbank Equilibrium Interest Rate plus 21.5 basis points), after swaps, with various maturity dates through 2061.

The Bank also has a short-term borrowing program including the Discount Note Program and the Deposits Program for borrowing member central banks and official institutions. Discount notes are issued in amounts of no less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days, and are available only to borrowing member Central Banks and Official Institutions. At December 31, 2021, the weighted average rate of short-term borrowings was 0.08% (2020 – 0.11%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,371 million during 2021 (2020 – $943 million; 2019 – $9 million).

As of December 31, 2021 and 2020, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

2021			2020		
2022	$	18,755	2021	$	16,509
2023		18,631	2022		18,914
2024		16,169	2023		18,661
2025		18,437	2024		12,178
2026		14,172	2025		17,869
2027 to 2031		23,712	2026 to 2030		19,006
2032 to 2036		392	2031 to 2035		347
2037 to 2041		501	2036 to 2040		2
2042 to 2046		1,000	2041 to 2045		1,500
2047 to 2061		166	2046 to 2059		219
Total	$	111,935	Total	$	105,205

NOTE K – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing remaining borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to mitigate this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2021, 2020, and 2019 as follows (in millions):

Statements of Income and Retained Earnings location:		2021		2020		2019
Borrowing expenses, after swaps	$	(1,473)	$	(1,557)	$	(1,640)
Net fair value adjustments on non-trading portfolios and foreign currency transactions		3,771		(2,631)		(1,658)
Total changes in fair value included in Net income	$	2,298	$	(4,188)	$	(3,298)

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) back to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings amounted to a loss of $3 million for the year ended December 31, 2021 (2020 – gain of $3 million; 2019 – loss of $14 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2021 and 2020, was as follows (in millions):

	2021		2020	
Fair value	$	84,034 [1]	$	82,631 [1]
Unpaid principal outstanding		82,830		78,343
Fair value over unpaid principal outstanding	$	1,204	$	4,288

(1) Includes accrued interest of $478 million and $517 million in 2021 and 2020, respectively.

The Bank purchased a debt security on December 29, 2021 that was elected under the fair value option to be measured at fair value, since the Bank does not have the intent to hold until maturity. For this security, there were no significant differences between the fair value and carrying value at December 31, 2021.

NOTE L – DERIVATIVES

Risk Management Strategy and Use of Derivatives

The Bank's financial risk management strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures to fulfill its development mandates. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding and the duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. In 2021, a new model for managing equity duration was approved, by which swaps will be used more proactively and systematically to modify the profile of the loan book funded by equity to achieve a consistent rate exposure profile over time with an aim to reduce net interest income volatility.
The derivative instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans. Investment swaps are executed to hedge specific underlying investment and produce the appropriate vehicles to invest existing cash. The Bank also utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

In addition, the Bank supports its borrowers' ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure.

Financial Statements Presentation

All derivative instruments are reported at fair value. The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a net basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2021 and 2020 are presented in the table below. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings, the Statement of Comprehensive Income (Loss), and the Statement of Cash Flows, as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	Assets			
		2021		2020	
Gross amount					
Currency swaps	Derivative assets, net	$	2,232	$	2,943
Interest swaps	Derivative assets, net		1,754		2,910
Net Amounts Offset in the Balance Sheet					
Financial Instruments			(2,639)		(2,932)
Cash collateral received			(457)		(1,344)
Net derivatives amounts presented in the Balance Sheet			890		1,577
Options	Other assets		89		16
Securities collateral received			(763)		(1,331)
Net derivative exposure		$	216	$	262

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	Liabilities			
		2021		2020	
Gross amount					
Currency swaps	Derivative liabilities, net	$	(1,722)	$	(2,335)
Interest swaps	Derivative liabilities, net		(1,207)		(1,093)
Net Amounts Offset in the Balance Sheet					
Financial Instruments			2,639		2,931
Cash collateral pledged			-		-
Net derivatives amounts presented in the Balance Sheet			(290)		(497)
Options	Other liabilities		(89)		(16)
Securities collateral pledged			-		-
Net derivative exposure		$	(379)	$	(513)

Statement of Income and Retained Earnings and Statement of Comprehensive Income (Loss)

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31,		
		2021	2020	2019
Currency swaps				
Investments - Trading	Income from Investments:			
	Interest	$ (65)	$ 12	$ 79
	Net gains (losses)	137	32	42
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	590	(681)	(58)
Loans	Income from Loans-Interest, after swap	(82)	10	(70)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,028	(556)	85
Borrowings	Borrowing expenses-Interest, after swaps	495	364	137
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,878)	1,621	583
Interest rate swaps				
Investments - Trading	Income from Investments:			
	Interest	(228)	(194)	29
	Net gains (losses)	333	(220)	(238)
Loans	Income from Loans-Interest, after swaps	(168)	(138)	(63)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	427	(103)	(174)
Borrowings	Borrowing expenses-Interest, after swaps	876	579	(128)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(2,039)	1,486	1,509
Other	Other interest income [1]	26	(5)	(2)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	88	25	4
Futures				
Investments - Trading	Income from Investments- Net gains (losses)	1	(7)	(1)
		$ (459)	$ 2,225	$ 1,734

(1) Includes the recognition of realized gains of $30 million related to the unwinding of certain swaps for equity duration management purposes in 2021 (2020 and 2019 - none).

Statement of Cash Flows

Derivatives not Designated as Hedging Instruments	Location of inflows (outflows) from Derivatives	Years ended December 31, 2021	2020	2019
Loans	**Cash flows from lending and investing activities:**			
	Miscellaneous assets and liabilities, net	$ **(104)**	$ 186	$ 71
	Cash flows from operating activities:			
	Loan income collections, after swaps	**(221)**	88	157
Borrowings	**Cash flows from financing activities:**			
	Medium-and-long term borrowings			
	Proceeds from issuance	**4**	(31)	1
	Repayments	**(83)**	(424)	(225)
	Cash flows from operating activities: Interest and other cost of borrowings, after swaps	**1,366**	(112)	55
Investments - Trading	**Cash flows from operating activities:**			
	Gross purchase of trading investments	**178**	(63)	34
	Gross proceeds from sale or maturity of trading investments	**(334)**	154	69
	Income from investments	**718**	69	(9)
Other	**Cash flows from operating activities:**			
	Other interest income	**26**	9	2
		$ **1,552**	$ (124)	$ 155

The following tables provide information on the contract value/notional amounts of derivative instruments as of December 31, 2021 and 2020 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

	December 31, 2021		
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps			
Fixed	$ 95,674	$ 50,560	$ -
Adjustable	72,268	117,170	-
Futures	-	-	(29)
Options [1]	-	-	293

(1)   Represents 3,765,000 barrels of crude oil measured at spot price.

	December 31, 2020		
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps			
Fixed	$ 85,247	$ 46,304	$ -
Adjustable	48,451	88,242	-
Futures	-	-	24
Options [1]	-	-	319

(1)   Represents 6,165,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out Netting Provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. If so, any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of Collateral Agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at December 31, 2021 is $468 million (2020 - $528 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $48 million at December 31, 2021 (2020 - $229 million).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE M – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -   Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2021 and 2020 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2021, the investment portfolio includes $5 million of securities classified as Level 3 ($8 million as of December 31, 2020). Except for fair value adjustments, there was no other activity associated with Level 3 financial assets and financial liabilities for the period ended December 31, 2021 and 2020. Also, there were no transfers between levels during 2021 or 2020, for securities held at the end of those reporting periods.

Financial assets:

Assets	Fair Value Measurements December 31, 2021[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 2,055	$ 2,055	$ -	$ -
U.S. Government-sponsored enterprises	240	-	240	-
Obligations of non-U.S. governments	8,483	1,394	7,089	-
Obligations of non-U.S. agencies	12,624	-	12,624	-
Obligations of non-U.S. sub-sovereigns	3,490	-	3,490	-
Obligations of supranationals	1,973	-	1,973	-
Bank obligations[2]	8,975	-	8,975	-
Corporate securities	702	-	702	-
Mortgage-backed securities	2	-	2	-
Asset-backed securities	8	-	3	5
Total Investments - Trading	38,552	3,449	35,098	5
Currency and interest rate swaps [3]	1,347	-	1,347	-
Options [4]	89	-	89	-
Developmental assets - debt securities	74	-	74	-
Total	$ 40,062	$ 3,449	$ 36,608	$ 5

(1) Represents the fair value of the referred assets, including their accrued interest of $126 million for trading investments and $256 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Excludes $457 million of cash collateral received that was netted in Derivative asset, net in the Balance Sheet.
(4) Included in Other assets.

Assets	Fair Value Measurements December 31, 2020[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,917	$ 1,917	$ -	$ -
U.S. Government-sponsored enterprises	471	-	471	-
Obligations of non-U.S. governments	7,617	1,241	6,376	-
Obligations of non-U.S. agencies	12,484	-	12,484	-
Obligations of non-U.S. sub-sovereigns	4,158	-	4,158	-
Obligations of supranationals	2,382	-	2,382	-
Bank obligations[2]	7,171	-	7,171	-
Corporate securities	679	-	679	-
Mortgage-backed securities	6	-	6	-
Asset-backed securities	11	-	3	8
Total Investments - Trading	36,896	3,158	33,730	8
Currency and interest rate swaps [3]	2,921	-	2,921	-
Options [4]	16	-	16	-
Total	$ 39,833	$ 3,158	$ 36,667	$ 8

(1) Represents the fair value of the referred assets, including their accrued interest of $120 million for trading investments and $329 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Excludes $1,344 million of cash collateral received that was netted in Derivative asset, net in the Balance Sheet.
(4) Included in Other assets.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2021[1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	84,034	$	-	$	84,034	$	-
Currency and interest rate swaps		290		-		290		-
Options [2]		89		-		89		-
Total	$	84,413	$	-	$	84,413	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest of $478 million for borrowings and $22 million for currency and interest rate swaps.
(2) Included in Other liabilities.

Liabilities	Fair Value Measurements December 31, 2020[1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	82,631	$	-	$	82,631	$	-
Currency and interest rate swaps		497		-		497		-
Options [2]		16		-		16		-
Total	$	83,144	$	-	$	83,144	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest of $517 million for borrowings and $71 million for currency and interest rate swaps.
(2) Included in Other liabilities.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note N – Fair Value of Financial Instruments.

NOTE N – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note M – Fair Value Measurements:

Cash:
The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments:
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees:
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Debt securities:
The fair values of debt securities are estimated using a discounted cash flow method.

Swaps:
Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings:
The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of December 31, 2021 and 2020 (in millions):

	2021[1]		2020[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,490	$ 1,490	$ 2,596	$ 2,596
Investments - Trading [2]	38,552	38,552	36,896	36,896
Developmental Assets				
Loans outstanding, net[3], [5]	109,019	111,363	104,754	107,348
Debt securities				
Measured at fair value	74	74	-	-
Measured at amortized cost, net [5]	345	374	393	404
Derivative assets, net	890	890	1,577	1,577
Other assets				
Miscellaneous[4], [5]	570	487	548	428
Borrowings				
Short-term	1,096	1,096	1,186	1,186
Medium- and long-term:				
Measured at fair value	84,034	84,034	82,631	82,631
Measured at amortized cost [5]	29,115	30,212	26,810	28,709
Derivative liabilities, net	290	290	497	497
Liabilities				
Other liabilities[4],[5]	570	487	548	428

(1) Includes accrued interest.
(2) Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3) Includes Accrued interest and other charges.
(4) Amounts are related to EEA guarantees given, the non-contingent liability for the obligation under the SG and NSG guarantees and options.
(5) Fair value of Loans, Debt securities, EEA guarantees given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Fair value of Borrowings at amortized cost is classified within Level 2 of the fair value hierarchy.

NOTE O – COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2021, the Bank had received eligible collateral (U.S. Treasuries and cash) of $1,220 million (2020 – $2,675 million), as required under its master derivative agreements.

The derivative current credit exposures represent the maximum potential loss, based on the gross fair value of the financial instruments, shown in Note L – Derivatives, without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2021, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were $4,074 million (2020 - $5,869 million).

NOTE P – BOARD OF GOVERNORS APPROVED TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank's Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Ordinary Capital income transfers are subject to the requirements of the Agreement and other applicable financial policies. Additionally, the transfers are only considered if necessary to maintain the GRF's fund balance at $300 million as of January 1 of each year.

In March 2021, the Board of Governors approved income transfers from the Bank to the GRF amounting to $92 million (2020 - $64 million).

NOTE Q – UNDISBURSED SPECIAL PROGRAMS

The following is a summary of changes in Undisbursed special programs for the years ended December 31, 2021 and 2020 (in millions):

	2021		2020	
Undisbursed special programs as of January 1,	$	226	$	206
Special programs approved		106		111
Cancellations		(12)		(8)
Special programs, net		94		103
Disbursements		(95)		(83)
Undisbursed special programs as of December 31,	$	225	$	226

NOTE R – CAPITAL STOCK AND VOTING POWER

Capital stock
There were no changes in subscribed capital during the years ended December 31, 2021, 2020 and 2019.

Voting power
Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

NOTE S – RETAINED EARNINGS

The composition of Retained earnings as of December 31, 2021 and 2020 is as follows (in millions):

	2021	2020
General reserve	$ 21,513	$ 20,578
Special reserve	2,665	2,665
Total	$ 24,178	$ 23,243

NOTE T – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income (Loss) is comprised of the effects of the pension and postretirement benefits accounting requirements and changes in instrument specific credit risk for financial liabilities measured under the fair value option. The following is a summary of changes in Accumulated other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 (in millions):

	Translation Adjustments Allocation		Pension Adjustments	Instrument Specific Credit Risk	Total
	General Reserve	Special Reserve			
Balance at January 1, 2019	$ 1,011	$ (100)	$ (544)	$ 93	$ 460
Recognition of changes in assets/liabilities under retirement benefit plans:					
Prior service cost	-	-	(3)	-	(3)
Net actuarial gains (losses)	-	-	(353)	-	(353)
Reclassification to income-amortization of:					
Prior service cost	-	-	1	-	1
Prior service credit	-	-	(12)	-	(12)
Net actuarial gains (losses)	-	-	10	-	10
Cumulative catch-up reclassification to AOCI upon adoption	-	-	-	-	-
Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	(48)	(48)
Balance at December 31, 2019	1,011	(100)	(901)	45	55
Recognition of changes in assets/liabilities under retirement benefit plans:					
Prior service cost	-	-	-	-	-
Net actuarial gains(losses)	-	-	(497)	-	(497)
Reclassification to income-amortization of:					
Prior service cost	-	-	1	-	1
Prior service credit	-	-	(11)	-	(11)
Net actuarial gains (losses)	-	-	100	-	100
Cumulative catch-up reclassification to AOCI upon adoption	-	-	-	-	-
Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	(269)	(269)
Balance at December 31, 2020	1,011	(100)	(1,308)	(224)	(621)
Recognition of changes in assets/liabilities under retirement benefit plans:					
Prior service cost	-	-	-	-	-
Net actuarial gains (losses)	-	-	514	-	514
Reclassification to income-amortization of:					
Prior service cost	-	-	1	-	1
Prior service credit	-	-	(11)	-	(11)
Net actuarial gains (losses)	-	-	134	-	134
Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	(160)	(160)
Balance at December 31, 2021	$ 1,011	$ (100)	$ (670)	$ (384)	$ (143)

The service cost component of the net periodic benefit costs is reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note V – Pension and Postretirement Benefit Plans, for additional information.

NOTE U – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2021, 2020 and 2019 comprise the following (in millions):

		Years ended December 31,				
		2021		2020		2019
Fair value adjustments - gains (losses)[1]						
Borrowings	$	3,771	$	(2,631)	$	(1,658)
Derivatives						
Borrowing swaps		(3,917)		3,107		2,092
Lending swaps		1,455		(659)		(89)
Equity duration swaps		88		25		4
Currency transaction gains (losses) on borrowings and loans						
at amortized cost, and other		(995)		378		53
Total	$	402	$	220	$	402

(1)   Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments gains (losses) of $402 million (2020 - $220 million; 2019 - $402 million) mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2021, 2020 and 2019, comprise the following (in millions):

		Years ended December 31,				
		2021		2020		2019
Currency transaction gains (losses):						
Borrowings, at fair value	$	726	$	(1,013)	$	(214)
Derivatives, at fair value						
Borrowing swaps		(620)		1,146		252
Lending swaps		870		(456)		(76)
		976		(323)		(38)
Currency transaction gains (losses) related to:						
Borrowings at amortized cost		46		34		(19)
Loans		(973)		343		80
Other		(68)		1		(8)
		(995)		378		53
Total	$	(19)	$	55	$	15

NOTE V – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) and the Complementary Staff Retirement Plan (CSRP) for international employees of the Bank and IIC (the CSRP is reported as part of the SRP), and the Local Retirement Plan (LRP) for national employees of the Bank in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans' Documents. All Bank and IIC contributions to the Plans are irrevocable and are held in custody and administered separately and apart from the Bank assets, in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care, tax reimbursement, and certain other benefits to retired staff. Employees who retire, receive a monthly pension from the Bank or the IIC, and meet certain requirements, are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefits Plan (PRBP). The Bank also provides retiree life insurance (RLIP) benefits to retired staff and eligible staff-related participants, and is reported as part of the PRBP. While all contributions and other assets and income of the RLIP and the PRBP remain the property of the Bank, they are held in custody and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the RLIP and the PRBP (i.e., they may not be used for any other purposes).

Since both the Bank and the IIC participate in the SRP, CSRP, PRBP and RLIP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's share of costs, assets, and obligations of the Plans, PRBP and RLIP.

Obligations and Funded Status
The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's change in benefit obligation, change in plan assets, and funded status of the Plans, and the PRBP, as well as the amounts recognized on the Balance Sheet as of and for the years ended December 31, 2021, 2020 and 2019 (in millions):

	Pension Benefits			Postretirement Benefits		
	2021	2020	2019	2021	2020	2019
Change in benefit obligation						
Benefit obligation, beginning of year	$ 5,992	$ 5,223	$ 4,290	$ 2,756	$ 2,418	$ 1,978
Service cost	167	136	98	46	36	28
Interest cost	144	163	175	65	76	81
Net transfers (out of) into the plan	(6)	3	1	15	1	2
Employer contributions	-	-	3	-	-	-
Plan participants' contributions	27	26	28	-	-	-
Retiree drug subsidy received	-	-	-	1	1	1
Plan amendment	-	-	-	-	-	-
Benefits paid	(169)	(163)	(158)	(53)	(52)	(79)
Net actuarial (gains) losses	74	604	786	(196)	276	407
Benefit obligation, end of year	6,229	5,992	5,223	2,634	2,756	2,418
Change in plan assets						
Fair value of plan assets, beginning of year	5,177	4,743	4,002	2,208	2,021	1,712
Net transfers (out of) into the plan	(6)	3	1	15	1	2
Actual return on plan assets	492	512	812	196	208	357
Employer contribution	56	56	58	32	30	29
Plan participants' contributions	27	26	28	-	-	-
Benefits paid	(169)	(163)	(158)	(53)	(52)	(79)
Fair value of plan assets, end of year	5,577	5,177	4,743	2,398	2,208	2,021
Funded status, end of year	$ (652)	$ (815)	$ (480)	$ (236)	$ (548)	$ (397)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial losses	$ 547	$ 856	$ 592	$ 132	$ 474	$ 341
Prior service cost (credit)	9	8	10	(18)	(30)	(42)
Net amount recognized	$ 556	$ 864	$ 602	$ 114	$ 444	$ 299

The net amount of projected benefit obligation and fair value of Plan assets for all underfunded pension Plans was $657 million as of December 31, 2021. All pension Plans were underfunded as of December 31, 2020. Similarly, all postretirement benefit Plans were underfunded as of December 31, 2021. The net amount of accumulated postretirement benefit obligation and fair value of Plan assets for all underfunded postretirement benefit Plans was $242 million as of December 31, 2021 (2020 - $548 million).

Plans with projected and accumulated postretirement benefit obligation in excess of fair value of Plan assets, as of December 31, 2021 and 2020 were as follows (in millions):

| | Pension Benefits | | Postretirement Benefits | |
	2021	2020	2021	2020
Benefit obligation	$ 6,191	$ 5,953	$ 2,603	$ 2,723
Fair value of Plan assets	5,534	5,136	2,361	2,175
Funded status	$ (657)	$ (817)	$ (242)	$ (548)

Plans with accumulated benefit obligation in excess of the fair value of pension Plan assets, as of December 31, 2021 and 2020 were as follows (in millions):

| | Pension Benefits | |
	2021	2020
Accumulated benefit obligation	$ 5,377	$ 5,154
Fair value of plan assets	5,198	4,836
Funded status	$ (179)	$ (318)

The accumulated benefit obligation for the pension Plans, which excludes the effect of future salary increases, was $5,692 million and $5,457 million at December 31, 2021 and 2020, respectively.

Net periodic benefit cost and other changes in Plan assets and benefit obligations for the years ended December 31, 2021, 2020 and 2019 consist of the following components (in millions):

Net Periodic Benefit Cost:

| | Pension Benefits | | | Postretirement Benefits | | |
	2021	2020	2019	2021	2020	2019
Service cost [1]	$ 167	$ 136	$ 98	$ 46	$ 36	$ 28
Interest cost [2]	144	163	175	65	76	81
Expected return on Plan assets [2]	(208)	(234)	(231)	(89)	(95)	(99)
Amortization of: [2]						
Prior service cost (credit)	1	1	1	(11)	(11)	(12)
Net actuarial gains (losses)	97	68	9	37	32	1
Net periodic benefit cost (credit)	$ 201	$ 134	$ 52	$ 48	$ 38	$ (1)

(1) Included in Administrative expenses.
(2) Included in Other components of net pension benefit cost.

Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive (Income) Loss:

	Pension Benefits						Postretirement Benefits					
	2021		2020		2019		**2021**		2020		2019	
Net actuarial losses (gains)	$	**(211)**	$	330	$	204	$	**(303)**	$	167	$	149
Prior service cost (credit)		**-**		-		3		**-**		-		-
Amortization of:												
Prior service (cost) credit		**(1)**		(1)		(1)		**11**		11		12
Net actuarial losses (gains)		**(97)**		(68)		(9)		**(37)**		(32)		(1)
Total recognized in Other comprehensive (income) loss	$	**(309)**	$	261	$	197	$	**(329)**	$	146	$	160
Total recognized in net periodic benefit cost and Other comprehensive (income) loss	$	**(108)**	$	395	$	249	$	**(281)**	$	184	$	159

Actuarial Assumptions

The actuarial assumptions used in the Plans' valuations are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income (loss), which exceed 10% of the greater of the benefit obligation or market-related value of Plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 10.6, 10.8 and 10.7 years, respectively. The remaining unrecognized prior service cost period is approximately 8 years and for the unrecognized prior service credit is approximately 8 years.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligation at December 31,	Pension Benefits			Postretirement Benefits		
	2021	2020	2019	2021	2020	2019
Discount rate - SRP	2.78%	2.44%	3.17%			
Discount rate - LRP	2.82%	2.51%	3.22%			
Discount rate - PRBP				2.83%	2.52%	3.23%
Discount rate- RLIP				2.83%	2.55%	2.20%
Rate of salary increase SRP	4.59%	4.26%	4.34%			
Rate of salary increase LRP	5.83%	5.43%	5.52%			
Rate of inflation	2.55%	2.12%	2.20%	2.55%	2.12%	2.20%

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31,	Pension Benefits			Postretirement Benefits		
	2021	2020	2019	2021	2020	2019
Discount rate - SRP	2.44%	3.17%	4.17%			
Discount rate - LRP	2.51%	3.22%	4.21%			
Discount rate - PRBP				2.52%	3.23%	4.22%
Discount rate- RLIP				2.55%	3.24%	4.23%
Expected long-term return on plan assets	4.75%	5.75%	6.00%	4.75%	5.50%	6.00%
Rate of salary increase SRP	4.26%	4.34%	4.27%			
Rate of salary increase LRP	5.43%	5.52%	5.41%			
Rate of inflation	2.12%	2.20%	2.21%	2.12%	2.20%	2.21%

The expected long-term return on the Plans' assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Plans, weighted by the Plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA-rated U.S. corporate bonds within the approved Financial Times Stock Exchange Pension Liability Index, with maturities that correspond to the payment of benefits. For the assumed rate of U.S. inflation, the Bank and IIC have established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (TIPS) breakeven inflation rates, and historical averages for U.S. Consumer Price Index (CPI).

The actuarial gains (losses) for the years ended December 31, 2021 and 2020 of $122 million and ($880) million, respectively, were related to changes in the Plans and PRBP's benefit obligations that primarily resulted from changes in the discount rate and the inflation rate.

For participants assumed to retire in the U.S., the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2021	2020	2019
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)	4.50%	4.50%	4.75%
Medical (Medicare)	3.00%	2.50%	2.75%
Prescription drugs	6.00%	6.00%	6.50%
Dental	4.50%	4.50%	4.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):			
Medical (non-Medicare)	4.50%	4.50%	4.50%
Medical (Medicare)	3.00%	2.50%	2.50%
Prescription drugs	6.00%	6.00%	6.00%
Dental	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2022	2021	2021

For those participants assumed to retire outside of the U.S., a 5.0% health care cost trend rate was used for 2021 (2020 – 5.00%; 2019 – 5.50%) with an ultimate trend rate of 4.50% reached in 2024.

Plans' Assets

The assets of the Plans, PRBP and RLIP are managed primarily by external investment managers employed by the Bank who are provided with governing Committee-approved investment guidelines that take into account the Plans', PRBP's and RLIP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies allocate 60% to 65% of the Plans' portfolios to growth-oriented, inflation-hedging assets (the Return Strategies), and 35% to 40% of assets to nominal and inflation-indexed US fixed income which partially-hedge the interest rate in the liabilities of the Plans, PRPB and RLIP, and to protect against disinflation (the Liabilities Strategies).

The Pension and Managing Committees approve the Investment Policy Statements (IPS) and Strategic Asset Allocations of the Plans, PRBP and RLIP, consistent with the Bank's Risk Appetite (RA) and Long-term Funding (LTF) Policies. The IPS SAA target allocations as of December 31, 2021, are as follows:

	SRP	LRP	PRBP
U.S. equities	20%	28%	20%
Non - U.S. equities	18%	24%	18%
Emerging markets equities	4%	4%	4%
Public real estate	3%	0%	3%
Long duration diversified fixed income	27%	15%	27%
Core fixed income	4%	5%	4%
High yield fixed income	2%	0%	2%
U.S. inflation-indexed fixed income	4%	15%	4%
Emerging markets fixed income	3%	3%	3%
Private real estate	5%	3%	5%
Public Infrastructure	3%	0%	3%
Private Infrastructure	2%	0%	2%
Tactical Asset Allocation	5%	0%	5%
Commodity index futures	0%	3%	0%
Short-term fixed income funds	0%	0%	0%
Stabilization Reserve Fund:			
Core fixed income	50%	50%	50%
U.S. inflation-indexed fixed income	0%	0%	0%
Short-term fixed income funds	50%	50%	50%

Investment and asset class risk is managed by the continuous monitoring of each asset class level and investment manager. Investments are generally rebalanced monthly within IPS targets ranges using cash flows and other transactions. Investment managers are generally not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans, PRBP and RLIP is limited, and subject to specific approval by the Managing Committees of the Plans, PRBP and RLIP.

The asset classes in which the Plans, PRBP, and RLIP invest are described below:

- U.S. equities: For the Plans, PRBP and RLIP, commingled funds that invest, long-only, in U.S. common stocks. Managers of the funds replicate or optimize the all-capitalization (cap) Russell 3000 Index. For the SRP and PRBP only, approximately 50% of U.S. equities assets are actively managed in separate accounts holding individual stocks;
- Non - U.S. equities: For the Plans, PRBP and RLIP, commingled funds that invest, long-only, in non-U.S. common stocks. Managers of the funds replicate or optimize the large/mid-cap MSCI WORLD EX-USA IMI Index and/or the large/mid-cap MSCI EAFE Index. For the SRP and PRBP only, approximately 60% of non-U.S. equities assets are actively managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans and PRBP, actively managed commingled funds and/or mutual fund that invest, long-only, in emerging markets common stocks. Managers of the funds select securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate: For the SRP and PRBP only, separate accounts which hold, long-only, real estate securities. The accounts are actively managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration diversified fixed income: For the SRP and PRBP only, long duration fixed income assets are actively managed in separate accounts holding individual bonds generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index. For the LRP and CSRP only, actively managed commingled fund and/or mutual fund that invest, long-only, in long duration government and credit securities. Managers of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index, as well as opportunistic investments in non-index securities;
- Core fixed income: For the Plans, PRBP and RLIP, actively managed commingled funds that invest, long-only, in intermediate duration government and credit securities. Managers of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Aggregate Bond Index, as well as opportunistic investments in non-index securities;
- High yield fixed income: For the SRP only, assets are actively managed in a separate account holding individual securities, and for the PRBP only, in an actively managed commingled fund. For both Plans, the investible universe is generally comprised of the securities within the Bloomberg Barclays High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed fixed income: For the Plans, PRBP and RLIP, investment in individual U.S. Treasury Inflation Protected Securities in accounts managed internally. For the SRP, PRBP and CSRP, replicate or optimize the Bloomberg Barclays U.S. Treasury Inflation Notes 10+ Years Index. For the SRP and PRBP Stabilization Reserve Funds, replicate or optimize the Bloomberg Barclays U.S. Treasury Inflation TIPS 0-5 Years Index. For the LRP and RLIP, replicates or optimizes the Bloomberg Barclays U.S. Inflation Linked Bonds Index;
- Emerging markets fixed income: For the Plans and PRBP, actively managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign U.S. dollar- and local-denominated debt. Managers of the funds invest in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index, as well as opportunistic investments in non-index securities.
- Private real estate: For the Plans and PRBP, open-end commingled funds which invest, long-only, in U.S. real estate properties. The funds are actively managed based upon fundamental characteristics of the properties;
- Public Infrastructure: For the CSRP, an enhanced index exchange-traded fund that invests, long-only, in U.S. and developed non-U.S. markets common stocks within the infrastructure industries. Managers of the fund select securities, based upon fundamental characteristics,

- which are generally comprised within the MSCI World Infrastructure Index. For the SRP and PRBP only, assets are actively-managed in a separate account holding individual stocks traded in the U.S. and non-U.S. developed markets;
- Private Infrastructure: For the SRP and PRBP only, an actively managed, open-end commingled fund which invests, long-only, in U.S. and developed non-U.S. markets private equity within the infrastructure sector.
- Tactical Asset Allocation: For the SRP and PRBP only, actively managed commingled funds and mutual fund that invest in U.S. and developed markets equities, fixed income, commodities and currencies, investments could shift due to opportunistic behavior within these markets;
- Commodity index futures: For the LRP only, investment in a commingled fund that invests, long-only in commodity index futures. Managers of the fund replicate or optimize the Bloomberg Commodity Index;
- Short-term fixed income funds: Commingled funds that invest, long-only, in U.S. Government securities with maturities of less than 18 months. Managers of the funds invest in short-term government securities only, which are benchmarked against the Merrill Lynch 3-month Treasury Bill Index.

Effective December 2015, the Board of Executive Directors (Board) approved the Long-Term Funding (LTF) Policy for the Plans, which establishes stable Bank contribution rates of 20% (SRP), 25% (LRP), 0.71% (CSRP), 12% (PRBP) and 0.10% (RLIP) of applicable salaries, and Bank contribution rate to Stabilization Reserve Funds (SR Funds) for the SRP, LRP and PRBP. The LTF Policy had a five-year initial term. In July 2019, following a review of the LTF Policy components, the Board adopted an enhanced version of the LTF Policy as part of the ongoing financial policies of the Bank. The enhanced version of the LTF Policy removes its sunset period, continues to keep the Bank contribution rate at a stable level, and establishes a rules based mechanism to guide Management decision making to allocate Bank contributions when the SR Funds reaches its limits, as well as when the Plans reach their fully funded status. Bank contributions made in excess (deficit) of the actuary's determined contribution rate is allocated (withdrawn) to (from) the SR Funds. The approved IPS SAA for the SR Funds is 50% Short-term fixed income funds and 50% Core Fixed Income and, for the SRP and PRBP only, a permitted 0% to 10% opportunistic investment in U.S. TIPS.

The following tables set forth the investments of the Plans, PRBP and RLIP as of December 31, 2021 and 2020, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments in funds that do not have a readily determinable fair value are measured at net asset value as a practical expedient and are not classified within the fair value hierarchy.

Plans' Assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2021	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ 471	$ 570	$ -	$ 1,041	19%
Non - U.S. equities	534	367	-	901	16%
Emerging markets equities	94	98	-	192	3%
Public real estate equities	195	-	-	195	3%
Public infrastructure equities	151	-	-	151	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	508	17	-	525	9%
Long duration diversified fixed income	52	819	-	871	16%
Core fixed income	-	418	-	418	7%
Emerging markets fixed income	-	152	-	152	3%
High yield fixed income	-	75	-	75	1%
U.S. inflation-indexed fixed income	211	-	-	211	4%
Commodity index futures funds	-	9	-	9	0%
Tactical asset allocation	124	143	-	267	5%
Short-term fixed income funds	22	168	-	190	3%
Total	$ 2,362	$ 2,836	$ -	$ 5,198	92%
Investments measured at net asset value					
Private real estate funds				322	6%
Private infrastructure funds				85	2%
Total investments				5,605	100%
Other liabilities[1]				(28)	
Total				$ 5,577	

(1)   Mainly payables for investments purchased.

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2020	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ 445	$ 553	$ -	$ 998	19%
Non - U.S. equities	525	357	-	882	17%
Emerging markets equities	98	114	-	212	4%
Public real estate equities	167	-	-	167	3%
Public infrastructure equities	139	-	-	139	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	407	28	-	435	8%
Long duration diversified fixed income	45	760	-	805	16%
Core fixed income	-	367	-	367	7%
Emerging markets fixed income	-	143	-	143	3%
High yield fixed income	-	74	-	74	1%
U.S. inflation-indexed fixed income	218	-	-	218	4%
Commodity index futures funds	-	4	-	4	0%
Tactical asset allocation	115	129	-	244	5%
Short-term fixed income funds	25	230	-	255	5%
Total	$ 2,184	$ 2,759	$ -	$ 4,943	95%
Investments measured at net asset value					
Private real estate funds				267	5%
Total investments				5,210	100%
Other liabilities[2]				(33)	
Total				$ 5,177	

(2)   Mainly payables for investments purchased.

PRBP Assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2021	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ 213	$ 230	$ -	$ 443	18%
Non - U.S. equities	234	143	-	377	16%
Emerging markets equities	38	37	-	75	3%
Public real estate equities	90	-	-	90	4%
Public infrastructure equities	66	-	-	66	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	238	7	-	245	10%
Long duration diversified fixed income	-	370	-	370	15%
Core fixed income	-	191	-	191	8%
Emerging markets fixed income	-	66	-	66	3%
High yield fixed income	-	32	-	32	1%
U.S. inflation-indexed fixed income	78	-	-	78	3%
Tactical asset allocation	52	70	-	122	5%
Short-term fixed income funds	85	1	-	86	4%
Total	$ 1,094	$ 1,147	$ -	$ 2,241	93%
Investments measured at net asset value					
Private real estate funds				131	5%
Private infrastructure funds				46	2%
Total investments				2,418	100%
Other liabilities[1]				(20)	
Total				$ 2,398	

(1)   Mainly payables for investments purchased.

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2020	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ 200	$ 217	$ -	$ 417	19%
Non - U.S. equities	226	140	-	366	16%
Emerging markets equities	41	50	-	91	4%
Public real estate equities	73	-	-	73	3%
Public infrastructure equities	60	-	-	60	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	187	10	-	197	9%
Long duration diversified fixed income	-	337	-	337	15%
Core fixed income	-	184	-	184	8%
Emerging markets fixed income	-	58	-	58	3%
High yield fixed income	-	32	-	32	1%
U.S. inflation-indexed fixed income	81	-	-	81	4%
Tactical asset allocation	52	63	-	115	5%
Short-term fixed income funds	128	-	-	128	6%
Total	$ 1,048	$ 1,091	$ -	$ 2,139	96%
Investments measured at net asset value					
Private real estate funds				90	4%
Total investments	$ 1,048	$ 1091	$ -	$ 2,229	100%
Other liabilities [2]				(21)	
Total				$ 2,208	

(2)   Mainly payables for investments purchased.

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S., non-U.S., real estate and infrastructure individual equity holdings, public infrastructure exchange-traded funds, fixed income, emerging markets equity and tactical asset allocation mutual funds, U.S. Treasury and U.S. Treasury inflation-indexed fixed income securities. Such securities are classified within Level 1 of the fair value hierarchy.

Investment securities that are measured at fair value based on quoted market prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active, a valuation technique consistent with the market approach, include corporate, non-U.S. government, high yield, municipal fixed income and commercial mortgage-backed securities. Also included are proprietary investment managers' commingled funds investing in U.S., non-U.S. developed and emerging markets equities, emerging markets fixed income, core and long-duration fixed income funds, and/or short-term fixed income investments. These commingled funds are not publicly-traded and are measured at fair value based on the net asset value per share, which are determined and published and are the basis for current transactions. Such investments are classified within Level 2 of the fair value hierarchy.

Proprietary investment managers' funds investing in private real estate do not have readily determinable fair value and are measured at the net asset value as a practical expedient. Such investments are not classified within the fair value hierarchy.

Contributions
Contributions from the Bank to the Plans, PRBP and RLIP during 2022 are expected to be approximately $58 million and $32 million, respectively. All contributions are made in cash.

Estimated Future Benefit Payments
The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in

millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2021.

Year	Plans		PRBP	
2022	$	185	$	56
2023		194		59
2024		203		63
2025		211		66
2026		220		69
2027 - 2031		1,225		405

NOTE W – VARIABLE INTEREST ENTITIES

An entity is a variable interest entity (VIE) if: (i) it lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the equity investors lack certain characteristic of a controlling financial interest who have decision-making rights about the entity's operations; or (iii) it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest on December 31, 2021. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $149 million on December 31, 2021 (2020 - $353 million). The Bank's total loans outstanding to these VIEs was $14 million on December 31, 2021 (2020 - $32 million). No guarantees were outstanding to these VIEs on December 31, 2021 or 2020. Amounts committed not yet disbursed related to such loans and guarantees amounted to $4 million (2020 - $4 million), which combined with outstanding amounts results in a total maximum Bank exposure of $18 million on December 31, 2021 (2020 - $36 million).

The Bank is considered the primary beneficiary of certain entities and has made loans amounting to approximately $51 million at December 31, 2021, (2020 - $162 million). The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $51 million on December 31, 2021 (2020 - $162 million), which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE X – RECONCILIATION OF NET INCOME TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES

A reconciliation of Net income to Net cash (used in) provided by operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2021	2020	2019
Net income	$ 1,085	$ 610	$ 1,385
Difference between amounts accrued			
and amounts paid or collected for:			
Loan income	(84)	240	85
Income from investments	(55)	(13)	(150)
Other interest income	(17)	5	(1)
Other income	4	(1)	-
Interest and other costs of borrowings, after swaps	16	(395)	26
Administrative expenses, including depreciation	174	138	75
Special programs	(1)	20	(5)
Net fair value adjustments on non-trading portfolios and			
foreign currency transactions	(402)	(220)	(402)
Transfers to the IDB Grant Facility	(81)	(28)	(9)
Net increase in trading investments	(2,890)	(1,710)	(1,878)
Other components of net pension benefit costs	37	(1)	(75)
Net unrealized (gains) losses on trading investments	2	7	(41)
Provision (credit) for developmental assets credit losses	(79)	182	43
Net cash used in operating activities	$ (2,291)	$ (1,166)	$ (947)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ (4)	$ (5)	$ (1)
Loans outstanding	(95)	(113)	4
Borrowings	(153)	(166)	(20)
Receivable from members, net	5	(16)	(4)
Debt securities	(49)	13	(3)

NOTE Y – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the years 2021, 2020 and 2019, loans made to or guaranteed by four countries (three countries in 2019) individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2021	2020	2019
Argentina	$ 329	$ 369	$ 464
Brazil	254	304	536
Colombia	301	300	- [1]
Mexico	320	359	612

(1)   In 2019, loan income from Colombia did not individually exceed the 10% of the total loan income before swaps.

NOTE Z – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The global outbreak of COVID-19 has disrupted economic markets and created significant volatility. The operational and financial performance of the companies in which the Bank invests depends on future developments, including the duration and spread of the outbreak. Such uncertainty may impact the fair value of the Bank's investments and the credit worthiness of the Bank's loan borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE AA – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are and continue to be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes, services, and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2021, the Board of Governors approved a $150 million (2020 - $110 million) distribution to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $20 million and $67 million, respectively, for the year ended December 31, 2021 (2020 - $24 million and $75 million, respectively; 2019 - $19 million and $72 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income, and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $8 million and $2 million, respectively, for the year ended December 31, 2021 (2020 - $8 million and $2 million, respectively; 2019 - $9 million and $1 million, respectively).

As of December 31, 2021, the Bank had received no deposits from central banks and official institutions in the Bank's member countries with maturities of up to 30 days (2020 – $186 million).

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This guarantee allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. As of December 31, 2021, the eligible exposure under this guarantee was $66 million (none as of December 31, 2020), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IIC, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE AB - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2022, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2021, except that the Bank sold an individually assessed non-sovereign-guaranteed loan amounting to $149 million in February 2022.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1[1]

SCHEDULE OF LOANS

December 31, 2021 and 2020
(Expressed in millions of United States dollars)

Member in whose territory loans have been made	Outstanding balance 2021					Undisbursed portion of approved loans		Outstanding balance 2020
	Sovereign-guaranteed	Concessional Sovereign-guaranteed	Total Sovereign-guaranteed	Non-Sovereign-guaranteed	Total	Total	Signed	
Argentina	$ 13,992	$ 2	$ 13,994	$ 344	$ 14,338	$ 5,069	$ 4,189	$ 13,765
Bahamas	707	-	707	-	707	247	247	539
Barbados	639	-	639	-	639	136	136	546
Belize	151	-	151	-	151	50	42	149
Bolivia	2,887	1,046	3,933	-	3,933	1,548	791	3,808
Brazil	15,535	-	15,535	1,081	16,616	5,806	3,066	16,333
Chile	1,957	-	1,957	393	2,350	646	147	1,610
Colombia	11,139	7	11,146	212	11,358	1,429	1,302	10,948
Costa Rica	2,112	-	2,112	125	2,237	932	932	2,056
Dominican Republic	3,923	69	3,992	-	3,992	1,101	1,001	4,124
Ecuador	6,910	126	7,036	476	7,512	808	711	6,392
El Salvador	2,155	123	2,278	147	2,425	619	475	2,430
Guatemala	1,806	196	2,002	193	2,195	636	431	2,439
Guyana	211	432	643	-	643	76	76	552
Honduras	1,367	1,373	2,740	27	2,767	565	513	2,635
Jamaica	1,670	-	1,670	64	1,734	178	179	1,808
Mexico	15,792	-	15,792	262	16,054	2,117	788	17,021
Nicaragua	920	1,379	2,299	28	2,327	163	163	2,193
Panama	4,221	-	4,221	296	4,517	1,136	1,095	4,203
Paraguay	2,264	172	2,436	23	2,459	1,859	1,134	2,380
Peru	2,659	4	2,663	120	2,783	1,689	1,619	1,749
Suriname	464	4	468	-	468	256	171	487
Trinidad and Tobago	750	1	751	37	788	106	106	794
Uruguay	3,010	-	3,010	393	3,403	1,083	790	3,364
Venezuela	2,011	-	2,011	-	2,011	433	433	2,011
Regional	34	-	34	445	479	993	501	425
Total 2021	**$ 99,286**	**$ 4,934**	**$ 104,220**	**$ 4,666**	**$ 108,886**	**$ 29,681**	**$ 21,038**	
Total 2020	$ 94,722	$ 4,840	$ 99,562	$ 5,199	$ 104,761	$ 30,498	$ 23,958	$ 104,761

(1) This table excludes outstanding participated non-sovereign-guaranteed loans of $981 million at December 31, 2021 (2020 - $1,264 million). This table also excludes guarantees outstanding of $681 million at December 31, 2021 (2020 - $788 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE AND MATURITY STRUCTURE

December 31, 2021
(Expressed in millions of United States dollars)

Currency/Rate type	Amount	Weighted [4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 33,945	3.45	6.79
Adjustable	980	2.87	5.72
LIBOR-based floating	54,626	1.32	8.33
Fixed-rate Concessional	4,887	0.97	22.97
Total United States dollars	94,438	2.08	8.51
Others			
Fixed-base cost	11,756	1.50	6.37
Adjustable	2,599	7.88	6.07
LIBOR-based floating	12	0.74	1.12
Fixed-rate Concessional	81	2.03	5.50
Total Others	14,448	2.65	6.31
Loans outstanding			
Fixed-base cost	45,701	2.95	6.69
Adjustable	3,579	6.51	5.97
LIBOR-based floating	54,638	1.32	8.33
Fixed-rate Concessional [5]	4,968	0.99	22.69
Total Loans Outstanding	$ 108,886	2.16	8.22

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2021
(Expressed in millions of United States dollars)

Year of maturity	Fixed-base cost [3]	Libor-based floating [2]	Fixed-rate concessional [5]	Total
2022	$ 2,954	$ 4,094	$ 142	$ 7,190
2023	3,407	3,232	134	6,773
2024	3,433	3,856	125	7,414
2025	5,470	4,205	121	9,796
2026	2,952	4,118	119	7,189
2027 to 2031	18,098	18,834	532	37,464
2032 to 2036	7,083	12,710	404	20,197
2037 to 2041	1,963	5,828	340	8,131
2042 to 2046	340	1,338	174	1,852
2047 to 2051	1	2	926	929
2052 to 2056	-	-	1,339	1,339
2057 to 2061	-	-	612	612
Total	$ 45,701	$ 58,217	$ 4,968	$ 108,886
Average maturity (years)	6.69	8.19	22.69	8.22

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,304 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 1.9%.
(5) Includes $34 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-2[1]

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE

December 31, 2020

(Expressed in millions of United States dollars)

Currency/Rate type		Amount	Weighted [4] average rate (%)	Average maturity (years)
United States dollars				
Fixed-base cost	$	35,557	3.42	7.23
Adjustable		1,122	3.11	5.92
LIBOR-based floating		49,022	1.28	8.34
Fixed-rate Concessional		4,780	1.04	22.66
Total United States dollars		90,481	2.13	8.63
Others				
Fixed-base cost		11,087	1.37	6.68
Adjustable		3,079	4.13	6.88
LIBOR-based floating		19	0.29	1.62
Fixed-rate Concessional		95	2.04	5.59
Total Others		14,280	1.97	6.71
Loans outstanding				
Fixed-base cost		46,644	2.93	7.10
Adjustable		4,201	3.86	6.62
LIBOR-based floating		49,041	1.28	8.34
Fixed-rate Concessional [5]		4,875	1.06	22.32
Total Loans Outstanding	$	104,761	2.11	8.37

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2020

(Expressed in millions of United States dollars)

Year of maturity		Fixed-base cost[3]		Libor-based floating [2]		Fixed-rate concessional [5]		Total
2021	$	3,164	$	3,696	$	149	$	7,009
2022		2,660		3,078		142		5,880
2023		3,440		3,318		134		6,892
2024		3,429		3,715		125		7,269
2025		5,439		4,020		121		9,580
2026 to 2030		18,123		17,324		554		36,001
2031 to 2035		7,547		11,378		426		19,351
2036 to 2040		2,308		5,541		353		8,202
2041 to 2045		525		1,167		216		1,908
2046 to 2050		9		4		736		749
2051 to 2055		-		1		1,299		1,300
2056 to 2060		-		-		620		620
Total	$	46,644	$	53,242	$	4,875	$	104,761
Average maturity (years)		7.10		8.21		22.32		8.37

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,451 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 1.9%.
(5) Includes $35 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK

December 31, 2021 and 2020

(Expressed in millions of United States dollars)[1]

Members	Subscribed voting shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Additional paid-in capital[2]	Total 2021	Total 2020
Argentina	1,609,442	$ 672.9	$ 18,742.5	$ 303.3	$ 19,718.7	$ 19,718.7
Austria	22,630	9.6	263.4	11.2	284.2	284.2
Bahamas	29,548	15.1	341.4	6.0	362.5	362.5
Barbados	19,306	8.1	224.8	1.1	234.0	234.0
Belgium	46,545	19.8	541.7	23.6	585.1	585.1
Belize	16,516	9.3	189.9	4.1	203.3	203.3
Bolivia	129,293	54.0	1,505.7	28.6	1,588.3	1,588.3
Brazil	1,609,442	672.9	18,742.5	325.5	19,740.9	19,740.9
Canada	567,039	241.7	6,598.8	185.6	7,026.1	7,025.6
Chile	441,995	184.8	5,147.2	94.0	5,425.9	5,425.9
China	424	0.2	5.0	123.9	129.1	129.1
Colombia	441,995	184.8	5,147.2	91.0	5,423.0	5,423.0
Costa Rica	64,684	27.0	753.3	13.8	794.1	794.1
Croatia	6,895	2.9	80.2	3.5	86.7	86.7
Denmark	24,061	10.3	280.0	11.1	301.4	301.4
Dominican Republic	86,317	36.1	1,005.2	20.0	1,061.3	1,061.3
Ecuador	86,090	36.0	1,002.5	18.0	1,056.6	1,056.6
El Salvador	64,514	27.0	751.3	12.8	791.0	791.0
Finland	22,630	9.6	263.4	10.6	283.6	283.6
France	268,659	114.5	3,126.4	123.3	3,364.2	3,364.2
Germany	268,659	114.5	3,126.4	127.8	3,368.7	3,368.7
Guatemala	81,728	34.7	951.2	19.3	1,005.2	1,005.2
Guyana	22,768	10.5	264.1	4.7	279.4	279.4
Haiti	64,514	27.0	751.3	12.9	791.2	791.2
Honduras	64,684	27.0	753.3	15.5	795.8	795.8
Israel	22,315	9.5	259.7	9.1	278.3	278.3
Italy	278,459	117.4	3,241.8	121.0	3,480.1	3,480.1
Jamaica	81,728	34.7	951.2	17.0	1,003.0	1,003.0
Japan	708,831	302.1	8,248.8	326.6	8,877.5	8,877.5
Korea, Republic of	424	0.2	5.0	1.0	6.1	6.1
Mexico	1,034,609	432.6	12,048.4	197.4	12,678.4	12,678.4
Netherlands	28,207	14.6	325.6	18.6	358.9	358.9
Nicaragua	64,514	27.0	751.3	14.2	792.4	792.4
Norway	24,061	10.3	280.0	10.9	301.1	301.1
Panama	64,514	27.0	751.3	14.9	793.1	793.1
Paraguay	64,514	27.0	751.3	16.6	794.9	794.9
Peru	215,445	90.1	2,508.9	47.3	2,646.3	2,646.3
Portugal	7,667	3.2	89.2	4.4	96.9	96.9
Slovenia	4,214	1.8	49.0	1.9	52.8	52.8
Spain	278,460	117.4	3,241.8	120.0	3,479.2	3,479.2
Suriname	12,524	7.2	143.8	3.4	154.5	154.5
Sweden	46,257	19.7	538.3	22.7	580.7	580.7
Switzerland	66,705	28.4	776.3	37.3	842.0	841.9
Trinidad and Tobago	61,244	26.0	712.8	12.5	751.4	751.4
United Kingdom	136,461	58.1	1,588.0	98.6	1,744.8	1,744.8
United States	4,253,664	1,813.1	49,500.7	2,923.3	54,237.1	54,237.1
Uruguay	172,646	72.2	2,010.5	33.2	2,115.9	2,115.9
Venezuela	482,267	249.3	5,568.5	171.0	5,988.8	5,988.8
Total 2021	14,170,108	$ 6,039	$ 164,901	$ 5,815	$ 176,755	
Total 2020	14,170,108	$ 6,039	$ 164,901	$ 5,814		$ 176,754

(1)   Data are rounded, detail may not add up to total because of rounding.
(2)   Does not affect voting power. Refer to Note R for additional information.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2021

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	1,609,442	1,609,577	11.354
Bahamas	29,548	29,683	0.209
Barbados	19,306	19,441	0.137
Belize	16,516	16,651	0.117
Bolivia	129,293	129,428	0.913
Brazil	1,609,442	1,609,577	11.354
Chile	441,995	442,130	3.119
Colombia	441,995	442,130	3.119
Costa Rica	64,684	64,819	0.457
Dominican Republic	86,317	86,452	0.610
Ecuador	86,090	86,225	0.608
El Salvador	64,514	64,649	0.456
Guatemala	81,728	81,863	0.577
Guyana	22,768	22,903	0.162
Haiti	64,514	64,649	0.456
Honduras	64,684	64,819	0.457
Jamaica	81,728	81,863	0.577
Mexico	1,034,609	1,034,744	7.299
Nicaragua	64,514	64,649	0.456
Panama	64,514	64,649	0.456
Paraguay	64,514	64,649	0.456
Peru	215,445	215,580	1.521
Suriname	12,524	12,659	0.089
Trinidad and Tobago	61,244	61,379	0.433
Uruguay	172,646	172,781	1.219
Venezuela	482,267	482,402	3.403
Total regional developing members	7,086,841	7,090,351	50.015
Canada	567,039	567,174	4.001
United States	4,253,664	4,253,799	30.006
Non-regional members			
Austria	22,630	22,765	0.161
Belgium	46,545	46,680	0.329
China	424	559	0.004
Croatia	6,895	7,030	0.050
Denmark	24,061	24,196	0.171
Finland	22,630	22,765	0.161
France	268,659	268,794	1.896
Germany	268,659	268,794	1.896
Israel	22,315	22,450	0.158
Italy	278,459	278,594	1.965
Japan	708,831	708,966	5.001
Korea, Republic of	424	559	0.004
Netherlands	28,207	28,342	0.200
Norway	24,061	24,196	0.171
Portugal	7,667	7,802	0.055
Slovenia	4,214	4,349	0.031
Spain	278,460	278,595	1.965
Sweden	46,257	46,392	0.327
Switzerland	66,705	66,840	0.471
United Kingdom	136,461	136,596	0.964
Total non-regional members	2,262,564	2,265,264	15.979
Grand total	14,170,108	14,176,588	100.000

(1) Data are rounded; detail may not add to total because of rounding.

TABLE OF CONTENTS